7/25

02042847

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glanbia Public Ltd Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 4734 FISCAL YEAR 12-29-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/25/02

Document 1

82-4734

AR/S

02 JUL 25 AM 10:57 12/29/01

glanbia

annual report 2001

Glanbia plc is an international food company based primarily in Ireland, UK and the USA, which serves markets for dairy and meat products across the world. The Group is one of Europe's leading dairy companies and one of the world's largest cheese manufacturers. It holds strategic positions in the US American cheese sector, and the European pizza cheese market and is a key player in consumer dairy and meat products in the UK and Ireland.

Financial Highlights

Turnover	9.3%
Operating profit (including share of joint ventures and associates)	12.7%
Profit before exceptional items and tax	24.0%
Adjusted earnings per share	37.2%
Cash flow from operating activities	8.2%
Equity shareholders' funds	18.2%

values



BE THE BEST // FIND A BETTER WAY // PEOPLE MATTER // PRIDE IN WHAT WE DO //

These are Glanbia's core values. They don't just define how we do our job or how we differentiate ourselves in the marketplace, we believe they are essential for business success. Glanbia is committed to delivering innovative food solutions to meet a wide range of ingredient and consumer needs and usage occasions. In doing this, quality management and ensuring the safety of the food chain from farm to plate are top management priorities. Our core values also reflect the importance of our people and our corporate responsibility in our decision making processes and everyday work.


189ml e
Avonmore
ZOO
MILK
Pasteurised & Homogenised
Calcium

Adding Nutritional Value

Glanbia is well respected for our quality consumer products. Now our fortified products such as Petits Filous + calcium help parents everyday to ensure their children's nutritional needs are better served.

ideas

ENHANCED FOCUS ON INNOVATION // TRACKING CONSUMER NEEDS AND WANTS // CUSTOMISED SOLUTIONS TO HELP OUR CUSTOMERS SUCCEED // DEVELOPING GREAT TASTING FUNCTIONAL FOODS //

Innovation is a key factor in our strategy. The ability to merge creative thinking with new food concepts enables us to deliver great products in ingredient and consumer ready form. The launch of a group-wide virtual 'Innovation Factory' has enhanced new product development processes and will assist the introduction of important new food solutions in 2002 and beyond.



Foods that delight

Take our award winning Wensleydale cheese. Add the flair and imagination of a top chef and you have a dish to die for! Bringing new concepts and creativity to presentation and marketing wins new customers for our top quality foods.

vision

TO BECOME THE MOST RELEVANT PLAYER IN INTERNATIONAL CHEESE AND NUTRITION // SERVING THE GROWING CONSUMER TREND TOWARDS NUTRITIONALLY SUPERIOR FOOD PRODUCTS //

Glanbia is a major player in the global cheese market and a growing force in nutritional products. Our strategy is to advance our position in these markets by building on our considerable expertise and proprietary technology.



Ingredients for functional foods
Glanbia's nutritional products such as Provon, Bioferrin and Trucal offer major opportunities for international food and beverage manufacturers to offer new functional food solutions to meet changing consumer needs.



Tom Corcoran
Chairman

Chairman's Statement

I am pleased to report to shareholders that Glanbia has continued to make solid progress in 2001, building on the improved performance that was achieved in the second half of 2000. The Group has grown in turnover, profits and earnings and the balance sheet also continues to strengthen.

We achieved good operating performances, particularly in the United States and in Ireland as well as satisfactory results in UK retail and pizza cheese. However the UK consumer meats and food service businesses had a difficult year.

Glanbia has also made progress in implementing our corporate strategy for growth, which focuses on the Group's strengths in international cheese and the emerging global nutrition sector. Important capacity expansion is underway in our USA nutrition and European pizza cheese operations, and the Group has successfully introduced a number of functional food products in the Irish consumer market.

Glanbia has now evolved to a platform from which to advance our cheese and nutrition strategy which we believe offers real potential for growth in profits and earnings, playing to the organisation's unique strengths.

Results

Glanbia's top line trading performance improved significantly in 2001. Group turnover grew by 9.3% to €2,625.41m (2000: €2,401.74m), reflecting a satisfactory increase in sales, particularly in Dairy Food Ingredients and Irish Consumer Foods.

Operating profit (including share of operating profit of joint ventures & associates) increased by 12.7% to €93.23m (2000: €82.71m), reflecting strong performances in Dairy Food Ingredients, Irish Consumer Foods and satisfactory results in Agribusiness and UK cheese operations. The operating margin was 3.6% (2000: 3.4%).

Profit before exceptional items and tax increased by 24% to €66.60m (2000: €53.69m), principally reflecting increased sales and lower interest costs.

A net exceptional charge for the period of €5.53m arises primarily from continuing business refocusing around Group strategy. This compares with a net gain on exceptional items in 2000 of €25.84m primarily arising from the sale of the 49% interest in Glanbia Cheese Limited to Leprino Foods in August 2000. After the impact of exceptional items, profit before tax was €61.07m compared to €79.53m in 2000.

Adjusted earnings per share increased by 37.2% to 15.85c (2000: 11.55c). FRS3 earnings per share were 13.71c (2000: 20.35c).

The Group's Balance Sheet continued to strengthen during the year. Equity shareholders funds increased by 18.2% to €168.55m (2000: €142.60m). Net bank borrowings decreased by 17.5% to €242.66m (2000: €293.96m). Borrowings to capital employed (excluding capital grants) were 75.2% compared to 101.5% in 2000.

The Group interest charge for the year (including interest on joint ventures and associates) declined by 8.2% to €26.63m (2000: €29.02m), reflecting lower overall borrowings and further improvements in working capital utilisation. Interest cover was 3.5 times (2000: 2.9 times).

Dividend

The Board is proposing a final dividend of 2.666450c, giving a total dividend for the year of 4.532965c (2000: 4.317109c). Irish dividend withholding tax will be deducted at the standard rate where applicable.

"Glanbia is an international food company, quoted on the London and Dublin stock exchanges. We are principally a dairy focused company, with particular and growing emphasis on cheese manufacturing and the development of dairy based nutrition solutions in ingredient and consumer ready form"

Board
Victor Quinlan was appointed to the Board in June 2001, replacing John Duggan, who retired in May 2001. John Moloney became Group Managing Director in June 2001. He succeeded Ned Sullivan who retired as Group Managing Director in June 2001 and remained as a non-executive Director until December 2001. I wish to acknowledge once again the contribution made by both John Duggan and Ned Sullivan to the Company.

Strategy
While much emphasis is rightly placed on improving Glanbia's overall performance from current operations, the Group has a clear strategy to build a leading position in the international cheese and nutrition sectors. This will build on our many strengths and heritage in the international dairy sector but will focus around:

- capitalising on our major presence in international cheese and our ability to optimise whey stream value
- further developing our technologies and capabilities in producing leading edge nutritional ingredients
- building on our relationships with key global customers through development of tailored solutions
- investing in intellectual capital as well as tangible assets

Our investment in nutritional research confirms key opportunities in this field and, based on this, we will advance strategy implementation during 2002.

We believe that this approach will drive value and provide access to growth markets. It will assist the Group in building profits and earnings and enhancing shareholder value in the medium term.

Outlook
As is clear, Glanbia continued to make solid progress in 2001 in improving overall performance and reducing borrowings. The primary focus in 2002 is to further strengthen Group performance and advance strategy implementation.

The Group expects that it will continue to make satisfactory overall progress in 2002.

Appreciation
I want to thank our customers and shareholders for their continued support for the Company. I also want to thank Group Managing Director, John Moloney, the management team and all of our employees for their hard work and contribution to Glanbia's success in 2001.



Tom Corcoran
Chairman



John Moloney
Group Managing Director

Group Managing Director's Review

Overview

We have made steady progress in building Glanbia's operating and financial performance and this work will continue in 2002. The Group continues to tighten its business focus and, as the Chairman has indicated, we will intensify our activities in cheese and nutrition during the coming year. The Group is determined to address under performing business units and improve overall operating margins. We expect to continue making satisfactory progress in 2002.

Dairy Food Ingredients

USA:

Leading producer of American cheddar type cheese

Develops and markets advanced dairy based nutritional ingredients for domestic, Asian and European markets

Ireland:

Ireland's largest dairy processor manufacturing a portfolio of value added dairy products and food ingredients, including cheese, casein and whey proteins, butter, formulated products and cream base

Food Ingredients Turnover
+10.5%



€1,025.54m
2000
2001

Food Ingredients Operating Profit
+5.2%



€59.41m
2000
2001

Food Ingredients Turnover



39%

Food Ingredients Operating Profit



64%

Review of Operations

Dairy Food Ingredients

The Dairy Food Ingredients Division comprises the USA and Irish cheese and dairy ingredient operations, which supply the international nutritional and food processing sectors.

This division achieved a very good performance in 2001. Turnover grew by 10.5% to €1,025.54m (2000: €928.29m). Operating profit increased by 5.2% to €59.41m (2000: €56.50m). The operating margin was 5.8%. The division accounted for 39% of Group turnover and 63.7% of Group operating profit.

USA

Turnover in the USA increased by 33.7% to €553.80m (2000: €414.07m), reflecting the full year contribution from the highly efficient, expanded cheese and whey protein production facilities, which were commissioned in May 2000. Glanbia Foods Inc is one of the USA's top four producers of American cheddar type cheese, supplying the food service, food processing and retail sectors. It is also a leading producer of high value added dairy nutritional ingredients for domestic, Asian and European markets. It had an excellent overall performance in 2001, with increased sales and profitability following the major investments in 1999 and 2000. Continuing the Group's strategy of building a leadership position in key global nutritional segments, further capacity was added for Provon™ whey protein isolate production during 2001. Investment is now also underway to significantly expand output of Bioferrin™, Glanbia's lactoferrin product, in response to growing global demand for bioactive ingredients.


If You Think All Calcium
Is The Same...
Think Again.
glanbia

TruCal™ success
Creative marketing of Trucal milk mineral complex in the USA recently won a major award from the International Dairy Foods Association.

Everybody
Glanbia has introduced a new probiotic yogurt drink called Everybody from Yoplait. Containing LGG, the most clinically researched probiotic in the world, Everybody also contains 15 minerals and vitamins.


everybody
Yoplait
15
everybody
Yoplait

Ireland
Turnover in Ireland was €471.74m (2000: €514.22m). Glanbia Ingredients is the leading Irish dairy processing business, utilising over 30% of the national manufacturing milk pool. Modern large scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat based and formulated products and export over 95% of output to European, North and South American, African and Asian markets. This business had a very satisfactory performance in 2001, benefiting from a broad value added product portfolio. This offset some of the impact of weaker international market conditions in the second half of the year, which have persisted into 2002.

Consumer Foods
Consumer Foods consists of businesses engaged in the processing and marketing of dairy and meat products primarily through retail and food service channels in the UK and Ireland. Consumer Foods had an improved overall performance compared to 2000. In particular, Irish consumer foods businesses performed strongly in 2001 and benefited from the launch of new functional food products in response to changing consumer needs. However the UK consumer meat and food service businesses had a disappointing year.

Turnover advanced by 8.2% to €1,358.05m (2000: €1,254.86m) and operating profit recovered somewhat to €20.39m (2000: €12.08m). The operating margin was 1.5%.

Turnover in Ireland was €549.77m (2000: €508.40m) and in the UK was €808.28m (2000: €746.46m).

Consumer Foods

Ireland:

Glanbia Dairies – Ireland's leading supplier of liquid milk

Glanbia Foods – Ireland's leading producer and marketer of chilled dairy foods, including fresh dairy products, cheese and fresh soups

Glanbia Meats – Ireland's leading pigmeat processor, serving domestic and export markets

UK:

Glanbia Foods UK – No2 supplier of cheddar and territorial cheeses to UK retail and foodservice markets

Glanbia Cheese – Joint Venture with Leprino Foods Company and Europe's No1 pizza cheese supplier

Glanbia Food Service – Leading nationwide distributor of chilled and fresh foods to UK food service sector

Glanbia Fresh Meats – Major supplier of value added fresh pork products to the UK retail sector

Glanbia Consumer Meats – Major supplier of sliced cooked meats to UK retail sector

Consumer Foods Turnover
+8.2%


€1,358.05m
2000
2001

Consumer Foods Operating Profit
+68.8%


€20.39m
2000
2001

Consumer Foods Turnover


52%

Consumer Foods Operating Profit


22%


Fresh Milk
Super Milk
Slimline Milk

Brand No. 1
Avonmore Fresh Milk is Ireland's leading grocery brand, according to Ireland's Checkout magazine poll of 100 top bands. Overall Glanbia is also Ireland's leading producer of branded consumer foods.


Munchsters

Munchsters
In the UK, Glanbia has launched a new branded lunch-box product, Munchsters.

Group Managing Director's Review continued

Consumer Foods accounted for 51.7% of Group turnover and 21.9% of Group operating profit in 2001.

Consumer Dairy Ireland
The Irish liquid milk business had a good performance during 2001, benefiting from continuing operating efficiencies and market development. This business is market leader in sales, market reach, brand positioning, quality standards and production efficiencies. The Avonmore milk brand was recognised as the top grocery brand in Ireland while the three processing sites were jointly accredited by the NSAI for the first virtual, integrated food safety and quality management system in Ireland.

The Irish chilled foods business also had a solid performance in a very competitive market environment, improving both sales and operating profits. A number of important new products were launched in the functional foods sector during the year which delivered incremental growth and grew market share. These included Everybody from Yoplait, a new probiotic yogurt drink containing LGG the most clinically researched probiotic in the world, vitamins and minerals. Overall, this business enjoys market leadership in fresh dairy products, branded cheese and fresh soups in Ireland.

UK Consumer Dairy/Foodservice
The UK retail cheese operations had a satisfactory year with improved sales and product mix, which assisted profitability and offset additional operational costs associated with the outbreak of Foot and Mouth Disease. This business has successfully positioned itself as the clear number two supplier to the UK retail cheese sector with a proven track record for product quality and market leading service levels.

Our associate pizza cheese operation also had a good year in terms of sales and volumes. This joint venture business continues to build its position as the number one supplier to the European pizza sector. However Sterling/euro exchange rates impacted overall margins. A major capital investment programme to expand overall capacity and utilise proprietary Leprino technology in Europe is well advanced.

Glanbia Food Service is a leading distributor of fresh and chilled food products to the UK foodservice sector. Despite improved operating efficiencies and the gain of a major new contract, the business had a disappointing year, driven by difficult market conditions in the food service distribution sector generally. An improved performance is now being achieved and is expected to continue in 2002.

Meat Operations
The Group's fresh pork operations in Ireland and Great Britain hold the number two position in the combined British and Irish markets, supplying fresh pork products to retail and food processing sectors as well as serving important export markets.

The outbreak of Foot and Mouth Disease impacted operations in the UK in 2001 and closed certain overseas markets. Despite this, a satisfactory overall performance was achieved with Irish operations playing an important role in ensuring continued, quality supply to key UK customers.

“Glanbia Cheese continues to build its position as the number one supplier to the European pizza sector”

UK consumer meats supplies a wide range of sliced cooked meats to the UK retail sector. While an improved year on year performance was achieved in 2001 compared to 2000, the business continued to be loss making principally due to difficult market conditions generally, including sector over capacity and intense competition. Since year end the business has been informed that it will experience substantial volume loss, effective from mid-year. This development will potentially have a significant impact on the business unless replaced by other volume gains. Accordingly a major strategic review of UK consumer meats is currently underway. The financial costs of any restructuring that may be implemented following this review will be reflected in the 2002 financial statements.

Agribusiness

The Agribusiness Division is Glanbia's primary link with its farmer supply base in Ireland. It is engaged in milk assembly, animal feed production, the supply of farm inputs via a comprehensive branch network, grain assembly and pig production.

The division performed well in 2001, despite the operating challenges and additional costs associated with the outbreak of Foot and Mouth Disease. Turnover increased by 10.6% to €241.82m (2000: €218.59m) arising from increased sales of farm inputs. However operating profit declined marginally to €13.43m (2000: €14.13m) arising from difficult trading conditions in fertiliser and grain markets. The division accounted for 9.2% of Group turnover and 14.4% of Group operating profit in 2001. The operating margin was 5.6%.

Agribusiness

Ireland:

Milk Assembly

Provender Milling

Farm Inputs Sales/Branch Network

Pig production

Farm Advisory Services



Agribusiness
Turnover
+10.6%
€241.82m
2000
2001



Agribusiness
Operating Profit
-4.9%
€13.43m
2000
2001



Agribusiness
Turnover
9%
Agribusiness
Operating Profit
14%

Gold for Cheese
Glanbia Foods UK continued to win a huge number of awards in the UK for the quality of our cheese, including Best Creamery Cheese at the British Cheese Awards and eight trophies at the World Cheese Awards. Glanbia is Britain's largest cheese manufacturer and produces a wide range of cheese in the UK including cheddars, mozzarella, Stilton and crumbly territorials.




Glanbia

Investors In People
Glanbia Fresh Meats has been accredited to Investors in People following a major training and development drive which saw over 300 team members simultaneously achieve NVQ Level 2 qualifications.

Group Managing Director's Review continued

Future Direction

As the Chairman has indicated, Glanbia is already a major player in the global cheese market and we are one of the few players to have significant market share in more than one world region. We are the fourth largest player in the American cheddar market in the USA, number one in pizza cheese in Europe through our associate company, Glanbia Cheese and the largest cheesemakers in both the UK and Ireland. These markets are exhibiting good overall growth.

Importantly cheese is a key enabler for our nutritional strategy as access to a high quality whey stream provides the raw material base for our nutritional product portfolio.

Milk and whey products and derivatives can provide a range of nutritional solutions widely recognised by consumers as healthy and safe.

The dairy component of the nutrition market is estimated to be worth over 15 billion dollars annually, offering strong growth and good margin opportunity.

Glanbia is already active in producing high added value whey products such as proteins, calcium, lactoferrin and components for infant formula. From our US operations we serve American, Asian and European markets.

Our strategy is to accelerate our work in these sectors and build on the expertise and proprietary technology within the Group to become a leading global player in the key nutritional markets.

People

The quality and commitment of our people is critical to the future success of Glanbia, particularly as the Company deepens its involvement in higher technology businesses. Glanbia's policy is to provide an attractive career option which includes a good working environment, rewarding work, performance based remuneration and scope for career and personal development. The Group is committed to providing equal opportunities for advancement for all staff regardless of nationality, ethnic, religious, marital, sexual, disability or age status. Furthermore, Glanbia actively promotes an inclusive culture based around four core values of People Matter, Be The Best, Find A Better Way and Pride In What We Do. A Group wide cultural change programme to bring these values to every part of the organisation is well advanced.

CHP/Waste Water Management at Ballyragget
A major investment in Combined Heat & Power technology and micro-filtration water purification technology at Ballyragget has further boosted the environmental performance of Ireland's top dairy processing plant.



Supporting our community
As part of its support for communities in which it operates, Glanbia is a major sponsor of the GAA, Ireland's leading amateur sporting organisation. Glanbia directly supports the Kilkenny and Waterford County Hurling Teams in National League and All Ireland Championships.



Corporate & Social Responsibility
Glanbia recognises its responsibilities to behave in a socially responsible manner in its business dealings. The Company also recognises the important role it plays in the communities in which it is based as well as the importance of operating according to environmentally sustainable practices.

Glanbia has a proud tradition of supporting community and charitable causes, particularly around the communities in which we are based. Included in this is significant support for amateur sports such as the GAA in Ireland and active fund raising for hospitals and other essential services in our communities in the USA, Ireland and UK. More recently the Company has commenced a pilot project supporting the work of Junior Achievement in schools in the South East of Ireland.

Glanbia is currently embarking on developing a formal CSR policy for the organisation in line with emerging best practice.

Appreciation
I want to thank the Board, management and staff for their support during my first year as Group Managing Director. Glanbia has changed a lot in the past four challenging years.

We have a clear vision and an understanding of our strengths. I believe our Company has a bright future as we refocus tightly around growth opportunities and work together to maximise performance.



John Moloney
Group Managing Director



Geoff Meagher
Group Financial Director

Financial Review

Results

Growth in sales and operating profits, further reduction in debt and a strengthening of the Group's balance sheet are key highlights of the 2001 results.

Operating profit, including share of joint ventures and associates, was €93.23m, an increase of 12.7% from 2000. Details of divisional operating profit are given in the Group Managing Director's review on pages 10 to 15.

The Group's interest charge (including interest on joint ventures and associates) decreased to €26.63m from €29.02m in 2000. Interest cover (operating profit to interest) was 3.5 times (compared to 2.9 times in 2000). EBITDA interest cover was 5.6 times and the ratio of net debt to EBITDA was 1.6 times. Substantial improvements in financial ratios have been made over the past two years, reflecting the success of the strategy of reducing debt and providing a platform for future developments.

The Group incurred exceptional charges of €5.5m as we continued to refocus the business around Group strategy. A loss of €2m arose on the disposal of the Roscrea consumer meats brand and associated assets in May 2001. Of this, €1.2m represented a write back through the P&L account of related goodwill that had previously been written off to reserves, as required by accounting standards. A loss of €3.5m arose on the sale of a surplus distribution facility in the UK.

Taxation

The tax charge for the year was €7.42m of which €0.5m is attributable to balancing charges arising on the disposals included within exceptional items. The pre-exceptional tax charge of €6.9m represents an effective tax rate of 12.2% on taxable profits (having taken account of the tax deductibility of the dividend on the $100m preferred securities). This tax rate reflects the mix of profits in the various tax jurisdictions in which the Group operates and in particular the impact of the Irish manufacturing rate of 10% and the performance of the UK consumer meats and food service operations, which have reduced the overall UK tax liability.

Earnings per share and dividends

Adjusted earnings per share were 15.85c compared to 11.55c in 2000, a growth of 37.2%.

The total dividend per share for the year is 4.532965c, an increase of 5% on the 2000 dividend.

Cash generation

Summary cash flows for 2001 and 2000 are set out opposite. Net cash generated amounted to €51.3m resulting in a reduction in year end borrowings to €243m in 2001 from €294m in 2000.

Trading cash inflows increased from €106.8m in 2000 to €119.5m as a result of the increased profits for the year. We achieved further significant working capital decreases of €30.2m during 2001 arising from our continued emphasis on this area.

Capital expenditure for the year, net of disposals, amounted to €40.5m. The Group has applied €294m in capital investment in the last four years, including major expansions of the facilities in Idaho and the food ingredients plant in Ballyragget.

Cash outflows include the final deferred payment relating to Beni Foods (€24m) and the last significant merger cash payments (€10m) arising largely from the merger milk price guarantee.

The strengthening of sterling against the euro towards the end of 2001 resulted in the increase of €5.8m in borrowings, shown as currency translation impact in the cash flow statement.

Non-equity minority interests

Non-equity minority interests of €147.8m (2000: €141.1m) comprise $100m preferred securities and €38.2m preference shares. The increase of €6.7m in non-equity minority interest between 2000 and 2001



First integrated quality and *safety management system*
Glanbia Dairies scored a first with a new integrated virtual food safety (HACCP) and quality management system which was accredited by the National Standards Authority of Ireland. The accreditation was presented by Joe Walsh TD, Irish Minister for Agriculture.


glanbia

European pizza cheese expansion
Rhodri Morgan, First Minister of the National Assembly for Wales, turns the first sod at the major expansion of the Llangeffni pizza cheese facility.

is primarily due to the strengthening of the US dollar against the euro during 2001. Dividends paid to non-equity minority interests plus amortisation of issue costs during 2001 amounted to €13m.

Balance Sheet

Equity shareholders' funds increased to €168.6m at the end of 2001 from €142.6m in 2000, due to retained profits for the year. Capital employed, including equity and non-equity minority interests, amounted to €322.8m at the end of 2001 compared to €289.7m in 2000. Net debt to capital employed was 75.2% compared to 101.5% in 2000, arising from the combination of a stronger balance sheet and lower debt.

Financial Instruments and Derivative Financial Instruments

The conduct of its ordinary business operation necessitates the holding and issuing of financial instruments and derivative financial instruments by the Group. The main risks arising from issuing, holding and managing these financial instruments typically include liquidity risk, interest rate risk and currency risk.

The Group approach is to centrally manage these risks against comprehensive policy guidelines. The Board agrees and regularly reviews these guidelines which are summarised on page 18. These policies have remained unchanged during the past financial year.

The Group does not engage in holding or issuing speculative financial instruments or derivatives thereof.

The Group finances its operations by a mixture of retained profits, preference shares, preferred securities capital, long term private debt placement note agreements, medium and short term committed bank borrowings and uncommitted bank borrowings. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis.

Summary cash flows	2001 €'000	2000 €'000
Profit before tax and exceptionals	**66,599**	53,687
Less non-cash profits	**(434)**	(2,075)
Depreciation/grants	**53,372**	55,162
Trading cash flow	**119,537**	106,774
Working capital decrease	**30,153**	29,825
Divestment receipts	**9,562**	42,189
Total cash inflow	**159,252**	178,788
Less expenditure:		
Capital expenditure (net of disposals)	**40,482**	44,739
Tax payment	**2,057**	4,393
Dividends paid – equity	**12,888**	17,271
Dividends paid – minority interest	**12,277**	13,499
Merger cash costs	**10,244**	20,127
Acquisition payments	**24,244**	23,342
Preference share redemption	**–**	13,622
Bank balances in divestments	–	(653)
Net inflow of funds	**57,060**	42,448
Currency translation impact	**(5,761)**	174
Decrease in borrowings	**51,299**	42,622
Net borrowings at start of year	**(293,958)**	(336,580)
Net borrowings at end of year	**(242,659)**	(293,958)



Pizza Hut top suppliers
Paul Vernon, CEO at Glanbia Cheese tastes success with William Collins, Regional Supply Manager for Pizza Hut after Glanbia Cheese was announced as Pizza Hut's European Supplier of the Year.

Bioferrin/Provon
Glanbia has expanded production of Provon and Bioferrin in response to growing market demand for high technology proteins and bioactive nutritional ingredients.

Financial Review continued

Currency risk

Although the Group is based in Ireland, it has significant investment in overseas operations in the UK and the USA. As a result, the Group's euro balance sheet can be significantly affected by movements in sterling/euro and US dollar/euro exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or functional) currencies of its main operating units, thereby matching, to a reasonable extent, the currency of its borrowings with that of its assets. The Group regards goodwill as a foreign currency asset for this purpose.

The Group also has transactional currency exposures that arise from sales or purchases by an operating unit in currencies other than the unit's operating functional currency. The Group requires all its operating units to mitigate such currency exposures, by means of forward foreign currency contracts.

Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and flexibility through the use of borrowings with a range of maturities.

In order to preserve continuity of funding, the Group's policy is that, at a minimum, committed facilities should be available at all times to meet the full extent of its anticipated finance requirements, arising in the ordinary course of business, during the succeeding 12 month period. This means that at any time the lenders providing facilities in respect of this finance requirement are required to give at least 12 months notice of their intention to seek repayment of such facilities.

At the year end, the Group had multi-currency committed term facilities of €498m of which €135m was undrawn. The weighted average period to maturity of these facilities was 2.64 years.

Finance and interest rate risk

The Group's objective in relation to interest rate management is to minimise the impact of interest rate volatility on interest costs in order to protect reported profitability. This is achieved by determining a long term strategy against a number of policy guidelines, which focus on (a) the amount of floating rate indebtedness anticipated over such period and (b) the consequent sensitivity of interest costs to interest rate movements on this indebtedness and the resultant impact on reported profitability.

The Group borrows at both fixed and floating rates of interest and uses interest rate swaps to manage the Group's exposure to interest rate fluctuations.

The disclosures required under Financial Reporting Standard No.13 in relation to the above risks are set out in note 36 to the financial statements.

Summary

The Group has made progress during 2001 in improving operating performance and financial ratios. This strategy will be progressed further in 2002.

Geoff Meagher
Group Financial Director


Tom Corcoran


Michael Walsh


Liam Herlihy


John Callaghan


Henry Corbally


Ned Fitzpatrick


Jim Gilsenan


Tom Heffernan

Directors & Advisors

Non-Executive Directors

Thomas P Corcoran (aged 62) is Chairman of Glanbia plc. He was appointed to the Board in 1997 and was appointed Chairman in June 2000. He is also Chairman of Glanbia Co-operative Society Limited. He was formerly Chairman of Waterford Foods plc, having served as a non-executive Director since 1988. He is a Director of Irish Co-operative Organisation Society Limited. He farms at Bohadoon, Dungarvan, Co. Waterford.

Liam Herlihy (aged 50) is Vice-Chairman of Glanbia plc. He was appointed Vice-Chairman of the Company in June 2001. He is also Vice-Chairman of Glanbia Co-operative Society Limited. He farms at Headborough, Knockanore, Tallow, Co. Waterford.

Michael J Walsh (aged 59) is Vice-Chairman of Glanbia plc. He was appointed Vice-Chairman of the Company in 1996. He is also Vice-Chairman of Glanbia Co-operative Society Limited. He farms at Coolroe, Graiguenamanagh, Co. Kilkenny.

John E Callaghan (aged 59) was appointed to the Board in 1998. He is Chairman of First Active plc and a Director of Rabobank Ireland plc. He was formerly Managing Partner of KPMG (Ireland) and Chief Executive of Fyffes plc.

The following non-executive Directors are farmers and all are Directors of Glanbia Co-operative Society Limited: Messrs HV Corbally, EP Fitzpatrick, JA Gilsenan, TP Heffernan, CL Hill, JJ Miller, M Parsons, EM Power, F Quigley, JV Quinlan and GE Stanley.

Executive Directors

John J Moloney, B.Agr.Sc., MBA, (aged 47) is Group Managing Director since June 2001. He was appointed to the Board in 1997. He was appointed Deputy Group Managing Director in October 2000 and assumed the responsibilities of Chief Operating Officer in January 2001. He was formerly Chief Executive of Food Ingredients, a position he held since April 1999 and prior to that was Chief Executive of Food Ingredients Ireland from September 1997. He joined the Waterford Foods Group in 1987 and held a number of senior management positions including Head of the Agricultural Trading Division and Chief Executive of the Dairy Division. He previously worked with the Department of Agriculture, Food and Forestry and in the meat industry in Ireland.

William G Murphy, B.Comm, (aged 56) is Deputy Group Managing Director since June 2001 and Chief Executive of Foods Ingredients since May 2001. He was formerly Chief Executive of Consumer Foods Ireland from January 2000. Prior to that, he was Chief Executive of the Agribusiness Division, a position he had held since 1984. He was appointed to the Board in 1989. Prior to joining the Group in 1977 he worked as a grain trader with Cargill Limited. He is a Director of IAWS Group plc and the Irish Agricultural Wholesale Society Limited.

Geoffrey J Meagher, CPA, (aged 52) is Group Financial Director. He was appointed Group Financial Director in 1993. He joined the Group in 1975 and held a number of positions including that of Group Financial Controller. Prior to that he trained and worked with PricewaterhouseCoopers, Chartered Accountants, (formerly practising as Coopers & Lybrand.



Eamon Power



Chris Hill



John Miller



Michael Parsons



Frank Quigley



Eric Stanley



Victor Quinlan



John Moloney



Billy Murphy



Geoff Meagher

Directors & Advisors continued

Directors offering themselves for re-appointment

The following directors are retiring by rotation in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Thomas P Corcoran (aged 62), Geoffrey J Meagher (aged 52), John J Miller (aged 61) and G Eric Stanley (aged 57).

In addition, J Victor Quinlan, B.Agr. Sc. (aged 56), who was appointed to the Board since the last Annual General Meeting, retires in accordance with the Articles of Association of the Company, and being eligible, offers himself for re-appointment.

All are farmers and are Directors of Glanbia Co-operative Society Limited with the exception of Geoffrey J Meagher, Group Financial Director.

Board Committees

Audit Committee
JE Callaghan – Chairman, TP Corcoran, L Herlihy, JJ Miller, EM Power, GE Stanley, MJ Walsh.

Remuneration Committee
TP Corcoran – Chairman, JE Callaghan, L Herlihy, MJ Walsh.

Nomination Committee
TP Corcoran – Chairman, JE Callaghan, L Herlihy, JJ Moloney, MJ Walsh.

Secretary and Registered Office

Siobhán Talbot, B.Comm, FCA, Glanbia House, Kilkenny, Ireland.

Registrar and Transfer Office

Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Auditors

PricewaterhouseCoopers, Ballycar House, Newtown, Waterford, Ireland.

Principal Bankers

ABN AMRO Bank N.V., Allied Irish Banks, p.l.c., Bank of Ireland, BNP Paribas S.A., Barclays Bank PLC, Citibank, N.A., IIB Bank Limited, J.P. Morgan Chase & Co., Ulster Bank Markets Limited.

Solicitors

Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

Pinsent Curtis Biddle, 3 Colmore Circus, Birmingham B4 6BH, United Kingdom.

Stockbrokers

J & E Davy, 49 Dawson Street, Dublin 2.
Schroder Salomon Smith Barney, 33 Canada Square, Canary Wharf, London E14 5LB.

Shareholder Enquiries
All shareholder enquiries should be addressed to the Registrar.

Shareholders may check their accounts on the Company's Share Register by accessing the Company's website at www.glanbia.com clicking on "For Investors" and "Shareholding Online". Shareholders may check their shareholdings, recent dividend payments details and can also download forms required to notify the Registrar of changes in their details.

Financial Statements

for the year ended 29 December 2001

Report of the Directors

for the year ended 29 December 2001

Introduction

The Directors are pleased to present their report to shareholders together with the audited financial statements for the year ended 29 December 2001.

Principal activities

Glanbia plc is an Irish based international food company. It is principally engaged in the processing and marketing of cheese; dairy based food ingredient and nutritional products; dairy based consumer products; fresh milk; consumer and other meat products; chilled food service distribution; manufacture of animal feedstuffs and trading in agricultural products. Group processing operations are located in Ireland, the UK and the USA. Sales and marketing activities are undertaken in various European countries and in the USA, South America, Asia and Africa. The Group serves a broad customer base in the retail, food service and food and beverage processing sectors.

Review of business

Group turnover for the year was €2,625m, compared with €2,402m in 2000. The Chairman's Statement, Group Managing Director's Review and the Financial Review contain a comprehensive commentary on the business and the year end financial position.

Results

Details of the results for the year and the appropriation thereof are set out in the consolidated profit and loss account on page 29.

Share capital

The authorised share capital of the Company is 306,000,000 ordinary shares of €0.06 each. The issued share capital is 292,514,184 ordinary shares of €0.06 each.

Dividends

On 10 October 2001 an interim dividend of 1.866515c per share on the ordinary shares amounting to €5.460m was paid to shareholders on the Register as at 14 September 2001. The Directors have recommended the payment of a final dividend of 2.666450c per share on the ordinary shares which amounts to €7.8m. Subject to shareholders approval this dividend will be paid on 27 May 2002 to shareholders on the Register as at 26 April 2002, the record date.

Future developments

Our plans for the future development of the Group are outlined in the Chairman's Statement; Group Managing Director's Review and the Financial Review.

Important events since the year end

Details of a significant event that occurred after the year end are included in note 37 to the financial statements.

Substantial interests

As at 22 February 2002, Glanbia Co-operative Society Limited held 54.79% of the Company's issued ordinary shares. The Company has not been notified of any other interest of 3% or more in its issued ordinary shares.

Research and development

The Group is committed to an ongoing and extensive innovation programme to support a customer led business and marketing approach. It is directed towards the development of technically superior dairy based food ingredient and nutritional products, cheese, high value consumer food products, and the enhancement of proprietary technologies and processes.

The launch of a group-wide "Innovation Factory" has enhanced new product development processes and will assist the introduction of new products in 2002 and beyond.

Safety, health and welfare

The Group is committed to complying with the Safety, Health and Welfare at Work Act, 1989. A comprehensive statement on safety, health and welfare at work has been prepared by each of the relevant companies in the Group. The policies set out in these statements are kept under review as part of the process of safeguarding the well being of employees.

Directors

The Directors of the Company are listed on page 19 of the annual report. In accordance with the Articles of Association of the Company, Thomas P Corcoran, Geoffrey J Meagher, John J Miller and G Eric Stanley retire from the Board by rotation and, being eligible, offer themselves for re-appointment. On 8 June 2001 J Victor Quinlan was appointed to the Board and, in accordance with the Articles of Association of the Company retires and, being eligible, offers himself for re-appointment. John J Duggan and Edmond F Sullivan retired from the Board on 9 May 2001 and 7 December 2001 respectively. None of the Directors proposed for re-appointment has a service contract with the Company. Biographical details of Directors offering themselves for re-appointment are set out on pages 19 and 20.

Directors' and Secretary's share interests
The interests of the Directors and Group Secretary and their spouses and minor children in the share capital of the Company, subsidiary companies and the holding Society are disclosed in note 34 to the financial statements.

Share options
As at 29 December 2001 options over 1,583,940 ordinary shares granted under the Company's Share Option Scheme were outstanding (31 December 2000: 2,574,940 ordinary shares) exercisable at prices ranging between €1.56 and €4.25, and Stg£1.22 and Stg£2.90 per share at dates between 2002 and 2008. The Share Option Scheme expired on 31 August 1998.

Proposals are being brought to the Shareholders at the Annual General Meeting to introduce a Long Term Incentive Plan ("LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders. A description of the proposed LTIP is contained in the Chairman's Letter to Shareholders enclosed with this annual report.

Corporate governance
The Board has reviewed the Combined Code, which is appended to the Listing Rules of the Irish Stock Exchange. The Board believes that, except in relation to the composition of the Board as noted below, the Company has complied throughout the financial period with the provisions of the Combined Code.

Board/Board committees
The Company is a subsidiary of Glanbia Co-operative Society Limited ("the Society") which currently nominates from its Board of Directors, which is elected on a three year basis, fourteen non-executive Directors for appointment to the Board of the Company in accordance with the Articles of Association. The Society, an Irish industrial and provident society, owns 54.79% of the share capital of the Company and many of its members supply milk and trade with Irish subsidiaries of the Company. The remaining Directors comprise three executive Directors and one independent non-executive Director. All Directors are required to submit themselves for re-election at least every three years.

The Board meets monthly and on other occasions as necessary. The Board has a formal schedule of matters specifically reserved to it for decision. All Directors have full and timely access to the information necessary to enable them to discharge their duties.

All Directors are entitled to take independent advice, if necessary, at the Company's expense. All Directors have access to the advice and services of the Group Secretary, who is responsible for ensuring that Board procedures are followed.

The Group continues to implement its core values programme throughout the Group the aim of which is to foster a Group wide corporate culture based on performance, innovation, ethics and people development. All Directors participated in the programme in 2001. As part of this programme the Board conducted a review of the conduct and operation of Board meetings.

All Directors have been advised of their fiduciary duties and of their obligation to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct.

The roles of the Chairman and Group Managing Director are and always have been separate. Mr JE Callaghan is an independent non-executive Director and was appointed Senior Independent Director on 8 August 2000. The Board will, in due course, appoint a Director to fill the vacancy for a further independent non-executive Director which remains since the retirement of Mr GB Scanlan on 11 May 2000. The remaining non-executive Directors are, as stated earlier, nominated by the Board of Glanbia Co-operative Society Limited for appointment to the Board of the Company.

Throughout the year to 29 December 2001 the Board had an Audit Committee, a Remuneration Committee and a Nomination Committee each of which has formal terms of reference that have been approved, and are reviewed by the Board.

Among the areas reviewed by the Audit Committee are the accounting policies and practices adopted in the preparation of the annual and interim financial statements, the scope, cost effectiveness and result of the audit and the independence and objectivity of the auditors. The Committee discusses the scope and outcome of the internal audit programme with the Group Internal Auditor. The auditors meet with the Committee at least once a year without any executives being present. Membership of the Audit Committee which comprises non-executive Directors under the Chairmanship of Mr JE Callaghan is set out on page 20 of this Report.

The role of the Nomination Committee is to carry out the selection process associated with the appointment of Directors and to make proposals to the Board regarding the appointment of Directors. Directors appointed during the year are required to retire and seek re-appointment at the annual general meeting following their appointment. All Directors are required to submit themselves for re-appointment at intervals of not more than three years. The appointment to the Board of non-executive Directors nominated by Glanbia Co-operative Society Limited ("the Society") is subject to and co-terminus with their appointments as Directors of the Society and is further subject to their removal as Directors under the Articles of Association. The remaining non-executive Directors are appointed to the Board on the basis of a three year term, which may be renewed and are also subject to earlier removal under the Articles. Membership of the Nomination Committee which comprises a majority of non-executive Directors under the Chairmanship of Mr T Corcoran is set out on page 20 of this report.

Due to the composition of the Board, as explained above, membership of the Board and of the Audit and Remuneration Committees is not composed of the number of independent non-executive Directors required under the Combined Code.

Remuneration

Remuneration committee

The Remuneration Committee determines, on behalf of the Board, the Company's framework of executive remuneration and the specific packages and conditions of employment for each of the executive Directors and certain senior executives. The Committee consults the Group Managing Director regarding remuneration proposals and obtains internal and external professional advice as deemed appropriate.

The remuneration of the non-executive Directors is determined by the Remuneration Committee within the total amount approved by the Company's shareholders in general meeting from time to time. The Remuneration Committee operates the Company's Share Option Schemes.

The members of the Remuneration Committee are Messrs T Corcoran (Chairman), JE Callaghan, MJ Walsh and L Herlihy.

Remuneration policy

Remuneration policy is based on attracting, retaining and motivating executives to ensure that they perform in the best interests of the Company and its shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

Currently the components of the remuneration package for executive Directors are basic salary and benefits, performance related annual bonus, participation in a short term incentive scheme and participation in a defined benefit pension scheme. Executive Directors also participate in the share option scheme of the Company, which expired in August 1998. Proposals are being brought to the Shareholders at the Annual General Meeting to introduce a Long Term Incentive Plan ("LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders. A description of the proposed LTIP is contained in the Chairman's Letter to Shareholders enclosed with this annual report.

Basic salaries and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, competitive market practice or where a change of responsibility occurs. Benefits-in-kind consist principally of a company car. No fees are payable to executive Directors.

Performance related annual bonus

The Group operates a performance related bonus scheme for executive Directors, senior executives and other management. Payments under the Scheme for executive Directors depend on the achievement of pre-determined goals for Group performance and an assessment of individual performance against agreed objectives.

Short term incentive plan

In the current year the Group operated a Short Term Incentive Plan ("STIP") for executive Directors. Under the terms of the STIP an incentive award is payable in cash subject to the achievement of a one year performance target. The performance target for the year ended 29 December 2001 was growth in the adjusted earnings per share of the Company of 30%. The value of the award is dependent on the movement in the Company's share price and is payable within 30 days of the Remuneration Committee determining that the performance target has been achieved.

Share option scheme

The share option scheme operated by the Group expired on 31 August 1998. As noted above proposals are being brought to the Shareholders at the Annual General Meeting to introduce a Long Term Incentive Plan ("LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders.

Employee savings related share option scheme

The Company is seeking Shareholder approval at the Annual General Meeting to introduce an employee Savings Related Share Option ("SAYE") Scheme. Details of the proposed SAYE Scheme are contained in the Chairman's Letter to Shareholders enclosed with this annual report.

Pension benefits

Pension benefits for executive Directors are calculated on basic salary only. Benefits, which are agreed on appointment, are designed to provide two thirds of basic salary at retirement for full service.

Service contracts

No Director has a service contract with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits-in-kind.

Details of Directors' emoluments and attributable pension benefits are set out in note 7 and details of Directors' shareholdings and share options are included in note 34 to the financial statements.

Shareholders

The Company has dialogue with institutional shareholders during the year and immediately following the announcement of the half-year and full-year results the Company presents these results to investors and analysts. The Company responds to enquiries from all shareholders and welcomes their attendance at the annual general meeting.

Annual General Meeting

The Notice of the 2001 annual general meeting was despatched to shareholders not less than 20 working days before the meeting. Separate resolutions were proposed at the meeting on each substantially separate issue, including a resolution to receive and consider the 2000 financial statements and the reports of the Directors and Auditors thereon. The Chairmen of the Audit Committee and the Remuneration Committee were present. The level of proxy votes for and against was announced after each resolution had been passed on a show of hands.

Going concern

After making enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation and existence for the foreseeable future, and accordingly they continue to adopt a Going Concern basis in preparing the financial statements.

Internal control

The Directors are required by the Combined Code to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets. The Board confirms that there are ongoing procedures for identifying, evaluating and managing significant risks faced by the Group. These, or their equivalent, have been in place for the year covered in this Annual Report and Financial Statements and up to the date of its approval and are themselves regularly reviewed by the Board and accord with the Turnbull guidance[1] which the Board has fully adopted. The Board has also reviewed the effectiveness of the current system of internal control specifically for the purposes of this statement.

While acknowledging its responsibility for the system of internal control, the Board is aware that such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Group Operations Committee, a management committee of the Group Managing Director, and recommended to the Board.

In judging the effectiveness of the Group's controls, the Board monitors the reports of the Audit Committee and management. Without diminishing its own responsibilities the Board has delegated certain acts to the Audit Committee. These include detailed reviews of key risks inherent in the business and of the systems for managing these risks. The Committee summarises its findings to the Board as required but at least half yearly.

The Group's control systems include;

- a Code of Business Practice that defines a set of agreed standards and guidelines for corporate behaviour;
- an organisational structure with clearly defined lines of responsibility and delegation of authority;
- appropriate terms of reference for Board committees with responsibility for policy areas;
- a formal schedule of matters specifically referred to the Board for its decision;
- a comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting;
- clearly defined guidelines for capital expenditure, including detailed budgeting, appraisal and post-investment review;
- a Group Financial Management Manual that clearly sets out the accounting policies and financial control procedures to be followed by Business Units;
- a Treasury Risk Management policy approved by the Board which ensures that foreign exchange and interest rate exposures of the Group are managed within defined parameters;
- a Group wide risk assessment process which is maintained by Business Unit Management reporting to the Group Executive and Board as required;
- a Group Internal Audit function operating globally which monitors and supports the internal financial control system and reports to the Audit Committee and management. Internal audit work is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit;
- the Audit Committee, a formally constituted committee of the Board comprising non-executive Directors only, meets with internal and external auditors to satisfy itself that control procedures are in place and are being followed.

Finally the Directors, through the use of appropriate procedures, systems and the employment of competent persons, have ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. These books of account are kept at the registered office of the Company.

Subsidiary and associated undertakings

A list of the principal subsidiary and associated undertakings is included in note 35 to the financial statements.

Auditors

The auditors PricewaterhouseCoopers will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special business at the Annual General Meeting

Authority to allot shares

Shareholders are being asked to renew the Directors' authority to allot relevant securities, within the meaning of Section 20 of the Companies (Amendment) Act, 1983, up to an aggregate nominal amount of €809,148.96.

Disapplication of pre-emption rights, purchase of company shares and treasury shares

Shareholders are being asked to renew, until the next annual general meeting or 21 August 2003, whichever is the earlier:

- the authority to disapply the strict statutory pre-emption provisions where shares are allotted for cash in connection with a rights issue or in the case of ordinary shares where the aggregate nominal value of the shares to be issued does not exceed €809,148.96 which represents approximately 4.6% of the total ordinary share capital of the Company in issue;
- the authority for the Company, or any of its subsidiaries, to purchase up to 10% of the Company's own shares and to re-issue such shares purchased by it and not cancelled as treasury shares. The Directors have not exercised the power to purchase the Company's own shares nor do they have any current intention to do so. The Directors would only exercise the power

to purchase the Company's own shares at price levels which they considered to be in the best interests of the shareholders generally, after taking account of the Company's overall financial position. The minimum price which may be paid for a purchase of the Company's own shares shall be the nominal value of the ordinary shares and the maximum price which may be paid shall be 105% of the then average market price of the ordinary shares.

Approval to introduce a long term incentive plan
The Company is seeking Shareholder approval at the Annual General Meeting to introduce a Long Term Incentive Plan ("LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders. A description of the proposed LTIP is contained in the Chairman's Letter to Shareholders enclosed with this annual report.

Approval to introduce an employee savings related share option scheme
The Company is seeking Shareholder approval at the Annual General Meeting to introduce an employee Savings Related Share Option ("SAYE") Scheme. Details of the proposed SAYE Scheme are contained in the Chairman's Letter to Shareholders enclosed with this annual report.

On behalf of the Board

Thomas P Corcoran	**John J Moloney**
Chairman	Group Managing Director

Glanbia House
Kilkenny
5 March 2002

[1] Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull guidance") published in September 1999.

Statement of Directors' responsibilities
Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The maintenance and integrity of the Glanbia plc web site is the responsibility of the Directors.

We have audited the financial statements on pages 29 to 63, which have been prepared under the historical cost convention, (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies on pages 35 and 36.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 27 in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting, such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Managing Director's Review, the Financial Review and the Corporate Governance statement.

We review whether the Corporate Governance statement on pages 23 to 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 29 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts,1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report on pages 22 to 27 is consistent with the financial statements.
The net assets of the Company, as stated in the Company balance sheet on page 32 are more than half the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 29 December, 2001 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
Waterford

5 March 2002

Consolidated Profit and Loss Account

for the year ended 29 December 2001

	Notes	Pre-exceptional 2001 €'000	Exceptional 2001 €'000	Total 2001 €'000	Pre-exceptional 2000 €'000	Exceptional 2000 €'000	Total 2000 €'000
Turnover		2,693,940	–	2,693,940	2,429,812	–	2,429,812
Less share of turnover of joint venture		(68,532)	–	(68,532)	(28,070)	–	(28,070)
Group turnover	1	2,625,408	–	2,625,408	2,401,742	–	2,401,742
Cost of sales		(2,296,087)	–	(2,296,087)	(2,091,999)	–	(2,091,999)
Gross profit		329,321	–	329,321	309,743	–	309,743
Distribution costs		(133,154)	–	(133,154)	(133,028)	–	(133,028)
Administrative expenses		(104,505)	–	(104,505)	(94,889)	–	(94,889)
Group operating profit		91,662	–	91,662	81,826	–	81,826
Share of operating profit of joint venture and associates		1,568	–	1,568	884	–	884
Operating profit including joint venture and associates		93,230	–	93,230	82,710	–	82,710
(Loss)/profit on sale of operations	3	–	(2,046)	(2,046)	–	23,126	23,126
(Loss)/profit on sale of fixed assets	4	–	(3,486)	(3,486)	–	5,502	5,502
Reorganisation and merger costs	5	–	–	–	–	(2,785)	(2,785)
Group interest	6	(26,413)	–	(26,413)	(28,871)	–	(28,871)
Share of interest of joint venture and associates		(218)	–	(218)	(152)	–	(152)
Profit/(loss) before taxation	7	66,599	(5,532)	61,067	53,687	25,843	79,530
Taxation	8	(6,972)	(449)	(7,421)	(5,652)	171	(5,481)
Profit/(loss) after taxation		59,627	(5,981)	53,646	48,035	26,014	74,049
Equity minority interest				(492)			(622)
Non-equity minority interest				(13,042)			(13,876)
Profit for the year	9			40,112			59,551
Dividends	10			(13,260)			(12,627)
Profit retained for the year				26,852			46,924
Earnings per share	11			13.71c			20.35c
Fully diluted earnings per share	11			13.71c			20.35c
Adjusted earnings per share	11			15.85c			11.55c

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Note of historical cost profits and losses

	2001 €'000	2000 €'000
Profit before taxation	**61,067**	79,530
Difference between historical cost depreciation charge and actual depreciation charge	**4,963**	5,382
Historical cost profit before taxation	**66,030**	84,912
Historical cost profit retained for the year	**31,815**	52,306

Statement of total recognised gains and losses

	2001 €'000	2000 €'000
Profit for the year	**40,112**	59,551
Currency translation difference on foreign currency net investments	**(419)**	(3,993)
Total recognised gains for the year	**39,693**	55,558

Reconciliation of movements in shareholders' funds

	2001 €'000	2000 €'000
Profit for the year	**40,112**	59,551
Dividends	**(13,260)**	(12,627)
	26,852	46,924
Other recognised losses	**(419)**	(3,993)
Goodwill on disposal	**1,224**	3,017
Currency translation adjustment on goodwill reserves	**(1,712)**	(494)
Net change in shareholders' funds	**25,945**	45,454
Opening shareholders' funds	**142,607**	97,153
Closing shareholders' funds	**168,552**	142,607

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Balance Sheet

as at 29 December 2001

	Notes	2001 €'000	2000 €'000
Assets employed			
Fixed assets			
Tangible assets	12	**511,720**	533,428
Goodwill	13	**5,042**	4,958
Financial assets			
Investments in joint venture:			
Share of gross assets		**26,638**	22,476
Share of gross liabilities		**(13,859)**	(9,763)
	14	**12,779**	12,713
Investments in associates	14	**8,439**	8,091
Other investments	15	**11,805**	14,119
		33,023	34,923
		549,785	573,309
Current assets			
Stocks	16	**218,032**	197,386
Debtors	17	**259,875**	295,222
Cash and bank balances		**123,396**	113,829
		601,303	606,437
Creditors Amounts falling due within one year	18	**410,262**	427,932
Net current assets		**191,041**	178,505
Total assets less current liabilities		**740,826**	751,814
Less:			
Non-current liabilities			
Creditors Amounts falling due after more than one year	20	**376,757**	418,823
Provision for liabilities and charges			
Deferred taxation	21	**21,109**	17,238
Capital grants	22	**20,203**	26,030
		322,757	289,723
Capital and reserves			
Called up equity share capital	23	**17,551**	17,551
Share premium account	24	**80,005**	80,005
Merger reserve	25	**113,148**	113,148
Revenue reserves	26	**(44,977)**	(70,922)
Capital reserve	27	**2,825**	2,825
Equity shareholders' funds		**168,552**	142,607
Equity minority interests	28	**6,428**	6,052
Non-equity minority interests	28	**147,777**	141,064
		322,757	289,723

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Company Balance Sheet

as at 29 December 2001

	Notes	2001 €'000	2000 €'000
Assets employed			
Fixed assets			
Financial assets	14	**515,985**	516,558
Current assets			
Debtors	17	**16,764**	5,612
Cash and bank balances		**7,597**	–
		24,361	5,612
Creditors Amounts falling due within one year	18	**76,736**	34,650
Net current liabilities		**(52,375)**	(29,038)
Total assets less current liabilities		**463,610**	487,520
Less non-current liabilities			
Creditors Amounts falling due after more than one year	20	**1,906**	15,526
		461,704	471,994
Capital and reserves			
Called up equity share capital	23	**17,551**	17,551
Share premium account	24	**435,273**	435,273
Revenue reserves	26	**4,654**	14,944
Capital reserve	27	**4,226**	4,226
		461,704	471,994

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Cash Flow Statement

for the year ended 29 December 2001

	Notes	2001 €'000	2001 €'000	2000 €'000	2000 €'000
Net cash inflow from operating activities	(a)		**162,876**		150,521
Returns on investments and servicing of finance					
Interest received		**2,099**		2,006	
Interest paid		**(25,292)**		(37,834)	
Finance lease interest		**(281)**		(274)	
Dividends paid to equity minority interest		**(118)**		(118)	
Dividends paid to non-equity minority interest		**(12,159)**	**(35,751)**	(13,380)	(49,600)
Taxation			**(2,057)**		(4,393)
Capital expenditure and financial investment					
Purchase of fixed assets		**(43,765)**		(52,502)	
Disposal of fixed assets		**3,283**		7,763	
Disposal of investments		**1,763**	**(38,719)**	4,963	(39,776)
Acquisitions and disposals					
Purchase of subsidiary undertakings		**(24,244)**		(23,341)	
Disposal of subsidiary undertakings		**7,799**	**(16,445)**	37,226	13,885
Equity dividends paid			**(12,887)**		(17,271)
Cash inflow before management of liquid resources and financing			**57,017**		53,366
Financing					
(Decrease) in term loans		**(46,425)**		(46,033)	
(Decrease)/increase in finance leases		**(1,006)**		292	
Preference share redemption		**-**		(13,622)	
Capital grants received		**43**	**(47,388)**	2,052	(57,311)
Increase/(decrease) in cash in year			**9,629**		(3,945)
Reconciliation of net cash flow to movement in net debt					
Increase/(decrease) in cash in year			**9,629**		(3,945)
Decrease in debt and finance leasing			**47,431**		45,741
Change in net debt resulting from cash flows			**57,060**		41,796
Bank balances in disposed subsidiaries			**-**		653
Translation difference			**(5,761)**		173
Movement in net debt in year			**51,299**		42,622
Net debt at 31 December 2000			**(293,958)**		(336,580)
Net debt at 29 December 2001	(b)		**(242,659)**		(293,958)

Notes to Consolidated Cash Flow Statement

for the year ended 29 December 2001

	2001 €'000	2000 €'000
(a) Net cash inflow from operating activities		
Group operating profit	**91,662**	81,826
Reorganisation and merger costs	**(10,244)**	(20,127)
Loss/(profit) on disposal of fixed assets	**644**	(1,618)
Depreciation	**55,409**	55,827
Capital grants released	**(2,081)**	(2,717)
(Increase)/decrease in stocks	**(17,875)**	22,893
Decrease in debtors	**36,496**	28,222
Increase/(decrease) in creditors	**8,593**	(14,061)
Goodwill amortisation	**272**	276
	162,876	150,521

(b) Analysis of net debt

	At 31 December 2000 €'000	Cash flow €'000	Exchange movement €'000	At 29 December 2001 €'000
Net cash				
Cash at bank and in hand	113,829	7,383	2,184	**123,396**
Bank overdrafts	(2,246)	2,246	–	**–**
	111,583	9,629	2,184	**123,396**
Debt				
Debt	(400,902)	46,425	(7,945)	**(362,422)**
Finance leases	(4,639)	1,006	–	**(3,633)**
	(405,541)	47,431	(7,945)	**(366,055)**
Net debt	(293,958)	57,060	(5,761)	**(242,659)**
Analysed as follows:				
Cash and bank balances	113,829			**123,396**
Bank overdrafts	(2,246)			**–**
Finance lease due within one year	(1,044)			**(1,006)**
Finance leases due after one year	(3,595)			**(2,627)**
Loans due after one year	(400,902)			**(362,422)**
	(293,958)			**(242,659)**

The financial statements have been prepared in accordance with applicable accounting standards. During the year Financial Reporting Standard (FRS) 18 "Accounting Policies" became effective. The Directors have reviewed the Group's existing accounting policies and consider that they are already consistent with this new standard. FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax" are being adopted in accordance with the timetables specified in these standards.

(a) Basis of consolidation

The Group financial statements, which are stated in euro are prepared under the historical cost convention as modified by the revaluation of certain fixed assets. They incorporate:

(i) The financial statements of Glanbia plc and its subsidiaries including results of subsidiaries acquired from the date of their acquisition.

(ii) The Group's share of the results and net assets of associated companies and joint ventures based on the equity and gross equity methods of accounting respectively.

Inter-group sales and profits have been eliminated on consolidation.

(b) Turnover

Turnover comprises the invoiced value, excluding value added tax, of goods supplied and services rendered. Certain dairy products are sold based on "on account" price agreements which are subject to adjustment when the final prices are agreed.

(c) Earnings per share

Earnings per share represents the profit in cent attributable to each equity share, based on the consolidated profit after tax, minority interests and preference dividends, divided by the weighted average number of equity shares in issue in respect of the period.

Adjusted earnings per share is calculated by excluding exceptional items and goodwill amortisation.

In calculating fully diluted earnings per share, the difference between the number of shares issued on exercise of all options and the number of shares that would have been issued at fair value is regarded as dilutive.

(d) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials, bought-in goods and expense stock comprises purchase price plus transport and handling costs less discounts, rebates and subsidies. Cost in the case of products manufactured by the Group consists of direct material and labour costs together with the relevant production overheads based on normal levels of activity. Net realisable value represents the estimated selling price less costs to completion and appropriate selling and distribution costs.

(e) Debtors

Provision is made for all debts the collection of which is considered doubtful. In arriving at this provision, account is taken of the age profile of the debt and its adherence to credit terms.

(f) Fixed assets and depreciation

(i) Assets acquired under finance leases are included in fixed assets on the basis given in the accounting policy on leasing, less accumulated depreciation.

(ii) Other fixed assets are stated at cost or valuation less accumulated depreciation. As detailed in note 12, the Group revalued its land, buildings, plant and equipment (excluding leased plant) as at 31 December 1992 and 3 January 1993. On adoption of FRS15, the Group followed the transitional provisions to retain the book value of the assets that were revalued, but not to adopt a policy of revaluation in the future.

(iii) Depreciation is calculated on all fixed assets, other than freehold land, on a straight line basis by reference to the expected useful lives of the assets concerned, or the period of any related finance lease, whichever is the shorter.

(iv) Interest incurred on payments on account of major fixed tangible assets under construction is included in the cost of these assets.

(v) Any surplus or deficit on realisation of revalued assets is calculated by reference to their carrying value, and is dealt with through the profit and loss account.

(g) Financial fixed assets

Financial fixed assets are shown at cost less provisions for permanent diminution in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

(h) Capital grants

Capital grants received and receivable by the Group are credited to capital grants accounts and are transferred to the profit and loss account over the expected useful lives of the assets to which they relate.

(i) Leasing
Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Group, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings, as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease on an actuarial basis.

All other leases are operating leases and the annual rentals are charged to the profit and loss account.

(j) Taxation
Corporation tax is calculated on the profit for the year after taking account of manufacturing and similar reliefs, capital allowances and group relief.

(k) Deferred taxation
Deferred taxation is provided on the liability method in respect of all material timing differences which are expected to reverse in the foreseeable future.

(l) Foreign exchange and hedging

(i) Monetary assets and liabilities in foreign currencies are translated into euro at the exchange rates ruling at the balance sheet date. All hedging instruments are matched with their underlying hedge item. Each instrument's gain or loss is brought into the profit and loss account, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments within interest payable or receivable over the life of instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

(ii) Exchange adjustments arising on:
(a) the retranslation of the net investment in foreign subsidiaries and;
(b) forward contracts and borrowings used to hedge net equity investments in foreign subsidiaries, are transferred directly to reserves, and reflected in the statement of total recognised gains and losses.

(iii) All premia or fees, paid or received in respect of a financial instrument held as a hedge are accounted for over the originally anticipated life of the underlying hedged asset or liability even if the financial instrument is subsequently terminated prior to maturity of the underlying hedged asset or liability. Any profit or loss arising on such early termination is accounted for over the remaining life of the underlying hedged asset or liability.

If the matched underlying asset or liability prematurely ceases to exist, or is no longer considered likely to exist prior to the maturity date of any associated financial instrument held as a hedge, the hedging instrument is terminated and any profit or loss arising together with any incurred and unamortised premia or fees are recognised in the profit and loss account at that time. Instruments which cease to be recognised as hedges are marked to market.

(iv) All other gains and losses arising from changes in exchange rates are dealt with through the profit and loss account in the year in which they occur.

(m) Goodwill
Goodwill represents the difference between:

(i) the fair value attributable to the net separable assets of undertakings acquired and;
(ii) the fair value of the acquisition consideration.

With effect from 4 January 1998, goodwill is capitalised and classified as an asset on the balance sheet. Goodwill is amortised on a straight line basis over its useful economic life (not exceeding twenty years) which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Goodwill on acquisitions which arose before 4 January 1998, remains offset against revenue reserves. On subsequent disposal of such businesses any related goodwill is taken into account in determining the profit or loss on disposal.

(n) Research and development expenditure
All expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

(o) Pension schemes
The Group's pension schemes, both contributory and non-contributory, are funded over the employees' period of service. The Group's contributions are based on the most recent actuarial valuation of the funds.

(p) Finance costs of capital instruments
Costs incurred in connection with the issue of debt and non-equity shares are charged to the profit and loss account on an annual basis over the lives of the related instruments.

1 **Segmental analysis**

(a) **Analysis by class of business**

Turnover	**2001**	2000
	€'000	€'000
Consumer Foods	**1,358,049**	1,254,862
Food Ingredients	**1,025,541**	928,288
Agribusiness	**241,818**	218,592
	2,625,408	2,401,742

Total turnover for Food Ingredients was €1,218.730m (2000: €1,065.357m) of which €193.189m (2000: €137.069m) represented inter-segment sales and €1,025.541m (2000: €928.288m) comprised sales to third parties.
Inter-segment sales within Consumer Foods and Agribusiness were not material.

Operating profit including share of profits of joint venture and associates	**2001**	2000
	€'000	€'000
Consumer Foods	**20,390**	12,079
Food Ingredients	**59,415**	56,496
Agribusiness	**13,425**	14,135
	93,230	82,710

Net assets	**2001**	2000
	€'000	€'000
Consumer Foods	**269,380**	278,452
Food Ingredients	**222,917**	218,265
Agribusiness	**73,119**	86,964
	565,416	583,681
Unallocated liabilities	**(242,659)**	(293,958)
Total net assets	**322,757**	289,723

1 Segmental analysis (continued)

(b) Analysis by geographical segments

Turnover by destination	2001 €'000	2000 €'000
Ireland	792,824	692,820
Rest of Europe	1,117,329	1,032,194
USA/other	715,255	676,728
	2,625,408	2,401,742

Turnover by origin	2001 €'000	2000 €'000
Ireland	1,255,082	1,240,272
Rest of Europe	816,523	747,401
USA/other	553,803	414,069
	2,625,408	2,401,742

Operating profit including share of profits of joint venture and associates	2001 €'000	2000 €'000
Ireland	71,832	60,728
Rest of Europe	(2,689)	2,121
USA/other	24,087	19,861
	93,230	82,710

Net Assets	2001 €'000	2000 €'000
Ireland	283,083	306,976
Rest of Europe	199,341	188,093
USA/other	82,992	88,612
	565,416	583,681
Unallocated liabilities	(242,659)	(293,958)
Total net assets	322,757	289,723

The Directors consider segmental analysis of operating profit to be more meaningful than analysis of profit before taxation.

2 Employees and remuneration

The average number of persons employed by the Group in the year was 6,963 (2000: 7,367) and is analysed into the following categories:

Number of persons employed	**2001**	2000
Consumer Foods	**5,343**	5,720
Food Ingredients	**918**	889
Agribusiness	**702**	758
	6,963	7,367

The staff costs are comprised of:	**2001** €'000	2000 €'000
Wages and salaries	**215,618**	203,922
Social welfare costs	**20,652**	18,197
Pension costs	**5,395**	3,913
	241,665	226,032

3 (Loss)/profit on sale of operations

The Irish 'Roscrea' consumer meats brand and associated assets were sold in May 2001. Other disposals relate to adjustments to the profit/(loss) arising on prior year disposals.

	Roscrea Consumer Meats €'000	Other €'000	**Total €'000**
The loss on sale in 2001 arose as follows:			
Loss on disposal of net assets	(760)	(62)	**(822)**
Goodwill transferred to profit and loss account on disposal	(1,224)	–	**(1,224)**
	(1,984)	(62)	**(2,046)**

The profit on sale in 2000 arose mainly from the Group's sale of its Irish lamb business in June 2000, together with a 49% interest in its mozzarella cheese business in August 2000.

4 (Loss)/profit on sale of fixed assets

	2001 €'000	2000 €'000
On disposal of quoted investments	–	4,663
(Loss)/profit on disposal of tangible assets	**(3,486)**	839
	(3,486)	5,502

5 Reorganisation and merger costs

	2001 €'000	2000 €'000
Reorganisation and merger costs	–	2,785

The charge in 2000 reflected the revision of initial estimates of the expenditure required to complete the restructuring of the Group following the merger of Avonmore Foods plc and Waterford Foods plc and a revision of the net recoverable amount of certain fixed assets.

6 Group interest

	2001 €'000	2000 €'000
Loans and overdrafts:		
Repayable within five years	19,230	21,352
Senior notes	8,586	8,879
Finance leases	281	274
Interest receivable	(1,684)	(1,634)
	26,413	28,871

7 Profit/(loss) before taxation

(a) The profit/(loss) before taxation is stated after charging/(crediting):

	2001 €'000	2000 €'000
Depreciation	55,409	55,827
Auditors' remuneration	679	660
Research and development expenditure (net of grants)	3,698	2,612
Operating lease rentals – plant and machinery	9,198	8,429
– other	7,555	8,511
Capital grants released	(2,081)	(2,717)
Provision against investment in Ingredientsnet.com	1,085	1,835

7 **Profit/(loss) before taxation (continued)**

(b) **Directors' remuneration**

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Short term incentive plan €'000	Pension contribution €'000	Other benefits €'000	**2001 Total €'000**	2000 Total €'000
Executive Directors							
JJ Moloney (note (a))	218	122	178	47	8	**573**	277
WG Murphy	194	102	107	45	16	**464**	268
GJ Meagher	197	98	107	48	14	**464**	246
EF Sullivan (note (a))	210	127	76	47	11	**471**	486
2001	**819**	**449**	**468**	**187**	**49**	**1,972**	
2000	835	190	–	210	42		1,277
Non-Executive Directors							
TP Corcoran	67	–	–	–	–	**67**	48
MJ Walsh	32	–	–	–	–	**32**	27
L Herlihy (note (b))	24	–	–	–	–	**24**	9
JE Callaghan	38	–	–	–	–	**38**	38
HC Corbally	13	–	–	–	–	**13**	9
EP Fitzpatrick	13	–	–	–	–	**13**	9
JA Gilsenan	13	–	–	–	–	**13**	9
TP Heffernan	13	–	–	–	–	**13**	6
CL Hill	13	–	–	–	–	**13**	6
JJ Miller	13	–	–	–	–	**13**	9
M Parsons	13	–	–	–	–	**13**	6
EM Power (note (b))	22	–	–	–	–	**22**	19
F Quigley	13	–	–	–	–	**13**	9
V Quinlan (note (c))	7	–	–	–	–	**7**	–
GE Stanley	13	–	–	–	–	**13**	9
J Duggan (note (d))	6	–	–	–	–	**6**	27

7 Profit/(loss) before taxation (continued)

(b) Directors' remuneration (continued)

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Short term incentive plan €'000	Pension contribution €'000	Other benefits €'000	**2001 Total €'000**	2000 Total €'000
Retired in 2000	–	–	–	–	–	–	56
2001	**313**	**–**	**–**	**–**	**–**	**313**	
2000	296	–	–	–	–		296
2001 Total remuneration	**1,132**	**449**	**468**	**187**	**49**	**2,285**	
2000 Total remuneration	1,131	190	–	210	42		1,573

(a) JJ Moloney succeeded EF Sullivan as Managing Director of the Group in June 2001. Mr Sullivan remained as a non-executive Director of the Group until his retirement on 7 December 2001.

(b) L Herlihy was appointed Vice Chairman on 8 June 2001 to succeed EM Power who retired as Vice Chairman on that date.

(c) J Victor Quinlan was appointed a Director on 8 June 2001.

(d) John J Duggan retired as Director on 9 May 2001.

(e) No fees are payable to executive Directors. The performance bonus refers to payments to executive Directors based on individual and Group performance. The Short Term Incentive Plan ("STIP") was introduced in 2001 for executive Directors as part of an overall plan to align the interests of all senior management more fully with shareholders interests. Under the terms of the STIP an incentive award is payable in cash subject to the achievement of an agreed adjusted earnings per share target. The adjusted earnings per share target was set by the Board at a level higher than the annual business plan for the Company for 2001 and required a growth in the adjusted earnings per share of 30% for the year ended 29 December 2001. The value of the award is dependent on the movement in the Company's share price and is payable within 30 days of the Remuneration Committee determining that the performance target has been achieved.

(f) Details of the Directors' share options are set out in note 34 to the financial statements.

(g) The Remuneration Committee of the Board, which is comprised solely of non-executive Directors, determines the Company's policy on executive Director remuneration and sets the remuneration package of each of the executive Directors. There are no contracts of service for executive Directors which are required to be made available for inspection.

7 **Profit/(loss) before taxation (continued)**

(b) **Directors remuneration (continued)**

The following pension benefits accrued to executive Directors of the Company:

	Transfer value of increase in accrued pension €'000	Annual pension accrued in 2001 in excess of inflation €'000	Total annual accrued pension at 29 December 2001 €'000
JJ Moloney	98	9	81
WG Murphy	6	–	108
GJ Meagher	168	13	102
EF Sullivan	73	5	40
2001	**345**	**27**	**331**
2000	675	30	286

8 **Taxation**

	Pre-exceptional 2001 €'000	**Exceptional 2001 €'000**	**Total 2001 €'000**	Pre-exceptional 2000 €'000	Exceptional 2000 €'000	Total 2000 €'000
Irish corporation tax						
Current tax on income for the year	**2,605**	**449**	**3,054**	5,718	(171)	5,547
Adjustments in respect of prior years	**(181)**	**–**	**(181)**	364	–	364
	2,424	**449**	**2,873**	6,082	(171)	5,911
Foreign tax						
Current tax on income for the year	**161**	**–**	**161**	(844)	–	(844)
Adjustments in respect of prior years	**172**	**–**	**172**	785	–	785
	333	**–**	**333**	(59)	–	(59)
Deferred tax	**3,363**	**–**	**3,363**	(660)	–	(660)
Share of tax of joint venture	**782**	**–**	**782**	213	–	213
Share of tax of associates	**70**	**–**	**70**	76	–	76
	6,972	**449**	**7,421**	5,652	(171)	5,481

9 **Profit attributable to Glanbia plc**

Of the profit for the year of €40.112m, profits of €2.97m (2000 €12.004m) have been dealt with in the financial statements of Glanbia plc, the holding Company.

A separate profit and loss account has not been prepared for the holding Company because the conditions laid down in Section 3(2) of the Companies (Amendment) Act 1986 have been complied with.

10 Dividends

	2001 cent per share	2001 €'000	2000 cent per share	2000 €'000
Interim dividend paid ordinary shares	**1.87**	**5,460**	1.78	5,200
Final dividend proposed ordinary shares	**2.66**	**7,800**	2.54	7,427
Total ordinary dividends for the year	**4.53**	**13,260**	4.32	12,627

11 Earnings per share

	2001 €'000	2000 €'000
Profit after taxation and minority interest	**40,112**	59,551
Weighted average number of ordinary shares in issue	**292,514,184**	292,514,184
Weighted average number of ordinary shares in issue on the conversion of the dilutive potential ordinary shares into ordinary shares	**292,514,184**	292,514,184
Earnings per share	**13.71c**	20.35c
Adjustments:		
Goodwill amortisation	**0.09c**	0.09c
Loss/(profit) on sale of operations	**0.86c**	(7.81c)
Loss/(profit) on sale of fixed assets	**1.19c**	(1.71c)
Reorganisation and merger costs	**–**	0.63c
Adjusted earnings per share	**15.85c**	11.55c
Fully diluted earnings per share	**13.71c**	20.35c

In the opinion of the Directors, adjusted earnings per share is a more appropriate indicator of underlying performance.

12 Tangible assets – Group

	Land and buildings €'000	Plant and equipment €'000	Motor vehicles €'000	**Total €'000**
Cost or valuation				
As at 31 December 2000	252,194	639,318	15,883	**907,395**
Currency translation adjustment	3,350	9,421	(14)	**12,757**
Additions	11,114	33,036	300	**44,450**
Disposals	(12,148)	(15,662)	(680)	**(28,490)**
Reclassification	–	31	(31)	**–**
As at 29 December 2001	254,510	666,144	15,458	**936,112**
Depreciation				
As at 31 December 2000	56,573	303,483	13,911	**373,967**
Charged to profit and loss account	6,565	48,088	756	**55,409**
Currency translation adjustment	619	3,408	(22)	**4,005**
On disposals	(980)	(7,390)	(619)	**(8,989)**
As at 29 December 2001	62,777	347,589	14,026	**424,392**
Net book value				
As at 29 December 2001	191,733	318,555	1,432	**511,720**
As at 30 December 2000	195,621	335,835	1,972	**533,428**

(a) Included in the net book values of plant and equipment and of motor vehicles are assets acquired under lease agreements with a net book value of €24,304,000 and €54,000 respectively (2000: €27,839,000 and €67,000). The depreciation charged in respect of these leased assets and included in the total depreciation charge above was:

Plant and equipment	€3,536,000	(2000: €3,539,000)
Motor vehicles	€2,000	(2000: €33,000)

(b) A valuation of former Avonmore freehold land and buildings, plant and equipment (excluding leased plant) was carried out by Messrs Lisney, Valuers, as at 3 January 1993. The valuation was based on open market value in existing use, and where appropriate on open market value calculated on a depreciated replacement cost basis. The valuation supported the overall value of the assets valued. The valuers also estimated the remaining useful lives of the assets which have been used in determining the depreciation rates set out below.

(c) Land and buildings, plant and equipment of the former Waterford operations were valued by Fergus Slattery Rushton, Surveyors and Valuers, on 31 December 1992, on an existing use basis incorporating the depreciated replacement cost, and open market value methods. Subsequent additions are stated at cost.

(d) The main rates of depreciation used in these financial statements are as follows:

	%
Buildings	3 – 5
Plant and equipment	5 – 25
Motor vehicles	20 – 25

13 Goodwill – Group

	2001 €'000	2000 €'000
At 31 December 2000	**4,958**	3,606
Goodwill arising on acquisition	**246**	1,614
Currency translation adjustment	**110**	14
Amortised to profit and loss account	**(272)**	(276)
At 29 December 2001	**5,042**	4,958

Goodwill on acquisitions arises mainly from adjustments to prior year acquisitions.

The cumulative goodwill amortised at 29 December 2001 was €779,000 (2000: €507,000).

14 Financial assets

	Subsidiaries €'000	Associates €'000	Other investments (note 15) €'000	**Total €'000**
Company				
At 31 December 2000	513,460	1,395	1,703	**516,558**
Additions	63	–	–	**63**
Amounts written off	–	–	(636)	**(636)**
At 29 December 2001	513,523	1,395	1,067	**515,985**

	Joint venture €'000	Associates €'000	Other shares (note 15) €'000	**Total €'000**
Group				
At 31 December 2000	12,713	8,091	14,119	**34,923**
Transfers	–	(84)	84	**–**
Share of retained profit	66	432	–	**498**
Disposals/redemption	–	–	(1,760)	**(1,760)**
Amounts written off	–	–	(638)	**(638)**
At 29 December 2001	12,779	8,439	11,805	**33,023**

15 *Other investments*

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Irish Dairy Board	–	9,586	–	11,129
Moorepark Technology	–	416	–	460
Quoted investments	19	32	19	32
AWG Investment Fund	1,048	1,048	1,684	1,684
Other	–	723	–	814
	1,067	11,805	1,703	14,119
Market value				
Quoted investments	145	413	213	347

In the opinion of the Directors the value of the unquoted investments is not less than as shown above.

16 Stocks – Group

	2001 €'000	2000 €'000
Raw materials and other stocks	13,708	20,152
Finished goods and goods for resale	187,202	160,117
Expense	17,122	17,117
	218,032	197,386

The replacement cost of stocks is not materially different from the above amounts.

17 Debtors

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Amounts falling due within one year				
Trade debtors	–	188,049	–	211,220
Amounts owed by joint venture	–	6,189	–	3,207
Amounts owed by associated companies	–	–	–	189
Value added tax	–	6,413	–	7,046
Other debtors	–	9,729	–	16,587
Prepayments and accrued income	954	15,798	966	24,037
Amounts due from parent				
Glanbia Co-operative Society Limited	15,810	6,391	4,646	6,802
Amounts falling due after one year				
Pension prepayment/surplus	–	27,306	–	26,134
	16,764	259,875	5,612	295,222

18 Creditors Amounts falling due within one year

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Trade creditors	393	199,079	241	195,588
Amounts owed to associated companies	–	1,345	–	311
Other creditors (note 19)	–	31,688	(512)	51,945
Accruals and deferred income	8,782	138,326	2,529	138,738
Borrowings (note 36)	–	1,006	4,346	3,290
Bills of exchange	–	27,502	–	14,913
Dividend payable (note 10)	7,800	9,152	7,427	8,780
Restructuring provision (see below)	241	2,164	762	14,367
Amounts due to subsidiary companies	59,520	–	19,857	–
	76,736	410,262	34,650	427,932

The restructuring provision of €2.164m represents the remaining amount required to complete the re-organisation of the Group announced in September 1997, and consists mainly of redundancy and related costs. There was no increase in the provision during the year with the movement representing the utilisation of the opening provision.

19 Other creditors

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Corporation tax	–	16,494	(512)	15,345
PAYE and PRSI	–	6,296	–	5,953
Other creditors	–	8,898	–	30,647
	–	31,688	(512)	51,945

20 Creditors Amounts falling due after more than one year

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Borrowings (note 36)	1,906	365,049	15,526	404,497
Other creditors	–	11,708	–	14,326
	1,906	376,757	15,526	418,823

The maturity profile of the Group's borrowings is analysed in note 36. The Company's borrowings are due between two and five years.

21 Deferred taxation – Group

	2001 €'000	2000 €'000
Liability at 31 December 2000	**17,238**	16,300
Transfer to joint venture	**–**	951
Translation difference	**508**	647
Profit and loss account	**3,363**	(660)
Liability at 29 December 2001	**21,109**	17,238

The deferred tax balance of €21.109m represents the net liability arising from the following:

	Amount provided €'000	Full potential liability €'000
Capital allowances	**19,548**	22,392
Redundancy	**290**	290
Other timing differences	**1,271**	1,271
	21,109	23,953

22 Capital grants – Group

	2001 €'000	2000 €'000
At 31 December 2000	**26,030**	28,384
Receivable for year	**43**	1,503
In disposed subsidiaries	**(3,804)**	(126)
Transfer to joint venture	**–**	(1,052)
Currency translation adjustment	**15**	38
Released to profit and loss account	**(2,081)**	(2,717)
	20,203	26,030

23 Called up equity share capital

	2001 €'000	2000 €'000
(a) Authorised:		
306,000,000 ordinary shares of €0.06 each	**18,360**	18,360
(b) Issued:		
In issue 292,514,184 ordinary shares of €0.06 each	**17,551**	17,551

A share option scheme existed for Group executives, including such eligible Directors as the Board nominated. The total number of shares available under the share option scheme, which expired on 31 August 1998, was 6,555,700 (2000: 6,555,700) ordinary shares. As at 29 December 2001 options have been granted over 4,552,000 shares of which 1,583,940 remain outstanding as at this date.

24 Share premium account

	Company €'000	Group €'000
At 29 December 2001 and at 30 December 2000	435,273	80,005

25 Merger reserve – Group

	2001 €'000	2000 €'000
Share premium – representing excess of fair value over nominal value of ordinary shares issued in connection with the merger of Avonmore Foods plc and Waterford Foods plc	**355,271**	355,271
Merger adjustment (note (a))	**(327,085)**	(327,085)
Share premium and other reserves relating to nominal value of shares in Waterford Foods plc	**84,962**	84,962
	113,148	113,148

(a) The merger adjustment represents the difference between the nominal value of the issued share capital of Waterford Foods plc, and the fair value of the shares issued by Avonmore Foods plc in 1997, calculated in accordance with Regulation 22(5) of the European Communities (Companies: Group Accounts) Regulations, 1992. ("The Regulations")

(b) The presentation shown above is a departure from Regulation 22(5) of the Regulations as noted above, but has been adopted by the Directors as they believe that the presentation is required to give a true and fair view of the state of affairs of the Group as required by Regulation 14 of the Regulations and the Companies Acts. The presentation adopted is in accordance with required accounting practice as outlined in Financial Reporting Standard 6 for merger accounting. Had the requirements of Regulation 22(5) of the Regulations been complied with, the merger adjustment would have been shown as an adjustment to consolidated reserves, and the share premium account would have been identified separately in the Balance Sheet.

26 Revenue reserves

	Company €'000	Subsidiaries €'000	Joint venture and associates €'000	Total profit and loss reserves €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total revenue reserves €'000
At 31 December 2000	14,944	73,592	3,418	91,954	(35,198)	(127,678)	(70,922)
Currency translation difference on foreign currency net investments	–	–	–	–	(419)	(1,712)	(2,131)
Goodwill on disposal	–	–	–	–	–	1,224	1,224
Profit retained/(loss absorbed) for year	(10,290)	36,644	498	26,852	–	–	26,852
At 29 December 2001	**4,654**	**110,236**	**3,916**	**118,806**	**(35,617)**	**(128,166)**	**(44,977)**

27 Capital reserve

	Company €'000	Group €'000
At 29 December 2001 and at 30 December 2000	4,226	2,825

28 Minority interests

	Equity 2001 €'000	Equity 2000 €'000	**Non-equity 2001 €'000**	Non-equity 2000 €'000
At 31 December 2000	**6,052**	6,454	**141,064**	140,706
Share of profit for the year	**492**	622	**13,042**	13,876
Currency translation adjustment	**–**	–	**5,830**	12,862
Dividend paid to equity minority interest	**(118)**	(118)	**–**	–
Dividend payable to non-equity minority interest	**–**	–	**(12,159)**	(12,758)
Increase in minority interest in subsidiaries	**2**	1	**–**	–
Transfer to joint venture	**–**	(907)	**–**	–
Preference share redemption	**–**	–	**–**	(13,622)
At 29 December 2001	**6,428**	6,052	**147,777**	141,064

Non-equity minority interest includes US$100m 7.99% cumulative guaranteed preferred securities issued by a subsidiary during 1996, net of issue costs. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the guarantee, the Company.

The structure of the guarantee is such so as to provide for payment obligations (dividends and redemption payments) under the securities to rank subordinate to all the creditors of the Group and to be made only to the extent that there are sufficient distributable profits available. The securities are redeemable on 14 November, 2006 and are renewable for further ten year periods by mutual agreement.

Non-equity minority interest also includes €38.2m cumulative redeemable preference shares issued by Waterford Foods plc in 1993 and 1995. The rate of dividend on these shares is currently 8.5%.

Waterford Foods plc has the right to reset the rate of dividend on the seventh and fourteenth anniversaries of the date of allotment of the first tranche of shares. The shares may be redeemed by Waterford Foods plc at any time at the issue price although any such early redemption may entitle the holders in certain circumstances to receive an additional redemption premium. The holders of the shares may call for redemption at the issue price if the dividend rate is reset and in certain other circumstances. All shares in issue on the twenty-first anniversary of the date of issue of the first tranche of shares will be redeemed at the issue price. On a winding up of Waterford Foods plc the holders of the shares will be entitled, in priority to any other shareholders, to the amount paid up or credited as paid up (including any premium paid) in respect of the shares and to all arrears of dividends. The shares do not carry any voting rights.

29 Capital commitments

	2001 Company €'000	2001 Group €'000	2000 Company €'000	2000 Group €'000
Capital expenditure approved:				
Contracted for	–	18,431	–	15,225
Not yet contracted for	–	29,045	–	34,733
	–	47,476	–	49,958

30 Operating lease commitments – Group

Commitments under operating leases, payable in 2002, expire as follows:

	Company €'000	Group €'000
Within one year	39	959
Two to five years	150	10,495
After five years	–	5,360
	189	16,814

31 Contingent liabilities

Company

(i) The Company has guaranteed the liabilities of certain subsidiaries in the Republic of Ireland in respect of any losses or liabilities (as defined in Section 5 (c) of the Companies (Amendment) Act 1986) for the year ended 29 December, 2001 and the Directors are of the opinion that no losses will arise therefrom. These subsidiaries avail of the exemption from filing audited financial statements, as permitted by Section 17 of the 1986 Act.

(ii) The Company has guaranteed certain liabilities of Glanbia Milk Limited and Avonmore Delaware L.P., and the Directors are of the opinion that no losses will arise therefrom.

Group

(i) Bank guarantees, amounting to €23.002m (2000: €35.094m) are outstanding as at 29 December, 2001, mainly in respect of payment of EU subsidies.

(ii) The Group has guaranteed the obligations of Glanbia Cheese Limited under the terms of a grant offer letter from the National Assembly of Wales relating to a grant of €4.923m.

(iii) On 8 July 1999 the Competition Authority served proceedings on Glanbia plc and other companies in relation to practices in the Irish liquid milk market. A Statement of Claim was subsequently delivered by the Competition Authority on 11 August 1999 and the matter is now with Glanbia's solicitors. The Company is not in a position at this stage to comment on the impact, if any, which the proceedings might have on the Company. The Company will vigorously defend its position in these proceedings.

32 Pension schemes

(a) In the Republic of Ireland and the United Kingdom the Group operates defined benefit schemes which provide retirement and death benefits for the majority of employees. The schemes are funded through separate trustee controlled funds.

The contributions paid to the schemes are in accordance with the advice of professionally qualified actuaries. The latest actuarial valuation reports for these schemes, which are not available for public inspection, are dated between 1 April, 1998 and 31 December, 2000. The contributions paid to the schemes in 2001 are in accordance with the contribution rates recommended in the actuarial valuation reports. The aggregate market value of the assets at these actuarial valuation dates was in excess of €433m.

The most recent actuarial valuations show that the schemes are adequately funded in respect of discontinuance liabilities. In relation to accrued liabilities based on pensionable salaries projected to normal retirement age, the aggregate value of the assets of the schemes represented more than 100% of these accrued liabilities at the relevant actuarial valuation dates. On actuarial advice, the pension charge has been reduced for the effects of the surplus, and this variation from the regular cost has been calculated by amortising the surplus over the employees' expected remaining working lives. The pension cost charged to the profit and loss account for 2001 amounted to €4,524,000 (2000 €3,215,000).

The principal assumptions adopted for the actuarial valuations assume that the long-term rate of investment return exceeds the rate of increase in pensionable salaries by between 2% and 2.5% per annum. The method of funding used in calculating the contribution rates was the Projected Unit Method.

In the United Kingdom the Group also operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account for 2001 amounted to €414,000 (2000: €327,000).

In the U.S.A., the Group operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account is equal to the contribution paid. The pension cost charged for 2001 amounts to €457,000 (2000: €371,000).

(b) FRS 17 Retirement benefits

The transitional arrangements of the new accounting standard FRS 17 require disclosure of the assets and liabilities as at 29 December 2001 calculated in accordance with the requirements of FRS 17.

Financial assumptions

The assets of the schemes operated by the Group have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

Inflation rate	2.5% per annum
Discount rate	6.0% per annum
Salary rate increase	3.5% per annum
Pension payment increase	2.5% – 3.5% per annum

Scheme assets

The long term rate of return expected at 29 December 2001

Equities	8.5%
Bonds	6.0%
Other	7.5%

The assets of the Group schemes at 29 December 2001 were as follows:

	€'000
Equities	273,947
Bonds	86,263
Other	23,702
Total assets	383,912

32 Pension schemes (continued)

(b) FRS 17 Retirement benefits (continued)

Scheme assets (continued)

	€'000
Total assets	383,912
Actuarial liabilities	367,993
Surplus	15,919
Related deferred tax liability	(2,198)
Net pension asset	13,721

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss account reserve at 29 December 2001 would be as follows:

	€'000
Net assets	
Net assets as reported	322,757
Pension asset calculated on the basis of FRS 17	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(27,306)
Net assets on FRS 17 basis	309,172
Reserves	
Profit and loss account reserve as reported	118,806
Pension asset calculated on the basis of FRS 17	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(27,306)
Profit and loss account reserve on FRS 17 basis	105,221
Comprising:	
Profit and loss account reserve on FRS 17 basis excluding pension asset	91,500
Pension asset	13,721
	105,221

33 Related party transactions

(a) Transactions with principal shareholder

Glanbia Co-operative Society Limited ("the Society") holds 54.79% of the issued share capital of the Company. A significant number of shareholders of the Society either trade with or supply milk to the Company or its subsidiaries.

The Company and its subsidiaries provide various administration, milk advisory, shareholder advisory, secretarial and legal services to the Society and also make certain payments on behalf of the Society. The charge for these services amounted to €1.863m for the year (2000: €1.806m). The Society has obligations to certain of its members in the form of loan stock, investment stock units, convertible stock and patronage bonus, the level of which is dependent on trade between those members of the Society and the Company and its subsidiaries.

During the year financing transactions took place between the Society and the Company and its subsidiaries, resulting in net interest payable by the Society of €1.081m.

During the year the Society acquired Glanbia House, which is the Registered Office of the Company, from a third party, resulting in a rental charge of €251,140 from the Society to the Company.

At 29 December 2001, the balance due to the Company and its subsidiaries from the Society was €6.391m.

33 Related party transactions (continued)

(b) Transactions with Directors

The majority of non-executive Directors of Glanbia plc trade farm produce and farm inputs with Irish subsidiaries of the Company. All transactions are carried out on terms consistent with those applied to dealings with unrelated parties. At 29 December, 2001, trading balances due from Directors amounted to €84,603 (2000: €156,479). Details of 2001 trading are summarised below:

	Purchases from Directors		Sales to Directors	
	2001	2000	**2001**	2000
	€'000	€'000	**€'000**	€'000
Total amounts traded	**1,724**	3,833	**748**	1,357
Highest level of trading with an individual Director	**621**	488	**223**	161

(c) Transactions with affiliated companies

The Company and its subsidiaries transacted purchases and sales with associated companies, including the joint venture as listed in note 35. At 29 December, 2001, net balances due from associated companies amounted to €4,843,966 (2000: €3,085,857) and purchases from associated companies amounted to €24,134,162 (2000: €23,970,602) for the year. Sales to associated companies amounted to €92,162,522 (2000: €55,118,232).

34 Directors' and Secretary's interests

The interests of the Directors and Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies were as follows:

(a) Glanbia plc

		Ordinary shares of €0.06		Options – Ordinary shares of €0.06	
		29/12/01	31/12/00 **	29/12/01	31/12/00 **
		Number of units		Number of units	
Beneficial					
Directors					
TP Corcoran		81,520	81,520	–	–
L Herlihy		81,804	69,804	–	–
MJ Walsh		23,708	13,708	–	–
JJ Moloney	*	40,000	30,000	150,000 (b)	150,000 (b)
JE Callaghan		35,000	15,000	–	–
HV Corbally		1,495	1,495	–	–
EP Fitzpatrick		19,931	19,931	–	–
JA Gilsenan		2,842	2,842	–	–
TP Heffernan		27,644	25,644	–	–
CL Hill		31,966	31,966	–	–
GJ Meagher	*	212,327	212,327	50,000 (a)	50,000 (a)
		–	–	75,000 (b)	75,000 (b)
JJ Miller		61,136	50,836	–	–
WG Murphy	*	230,827	221,727	50,000 (a)	50,000 (a)
		–	–	75,000 (b)	75,000 (b)
M Parsons		26,344	11,344	–	–
EM Power		37,893	37,893	–	–
F Quigley		35,148	35,148	–	–
JV Quinlan	§	21,347	21,347	–	–
GE Stanley		28,724	28,724	–	–
Secretary					
S Talbot		9,100	–	–	–

34 Directors' and Secretary's interests (continued)

(a) Glanbia plc (continued)

		Ordinary shares of €0.06		Options – Ordinary shares of €0.06	
		29/12/01	31/12/00 **	29/12/01	31/12/00 **
		Number of units		Number of units	
Non-beneficial					
GJ Meagher	***	–	24,177	–	–
S Talbot	***	–	24,177	–	–

There have been no changes in the interests of the Directors and Secretary between 29 December 2001 and 22 February 2002.

* Executive Director
** Or at date of appointment if later
*** In their capacity as trustees of the Glanbia Pension Scheme
§ Appointed on 8 June 2001

Options:

(a) Exercisable by Directors at €1.968094 per share at any time up to April 2004.
(b) Exercisable by Directors at €4.253623 per share at any time up to May 2008.

No options granted to the Directors or Secretary lapsed during the year. The market price of the shares as at 29 December, 2001 was €1.35 and the range during the year was €0.42 to €1.53. The Share Option Scheme expired on 31 August, 1998.

(b) Glanbia Co-operative Society Limited

		"A" Ordinary shares of €1		Convertible redeemable "B" shares of €0.01		Convertible loan stock units €0.01269738	
		29/12/01	31/12/00 **	29/12/01	31/12/00 **	29/12/01	31/12/00 **
		Number of units		Number of units		Number of units	
Beneficial							
Directors							
TP Corcoran		64,290	63,619	1,471	1,400	76,109	–
L Herlihy		80,128	77,112	6,387	6,135	265,632	–
MJ Walsh		10,258	9,072	2,535	2,441	43,897	–
HV Corbally		2,777	2,289	1,281	1,169	54,161	–
EP Fitzpatrick		20,675	19,562	2,226	2,268	75,347	–
JA Gilsenan		1,188	667	1,071	1,054	45,248	–
TP Heffernan		23,408	22,586	1,692	1,674	61,028	–
CL Hill		13,601	12,803	1,450	1,473	–	–
JJ Miller		19,298	17,723	2,852	3,140	100,997	–
M Parsons		5,112	4,459	1,237	1,279	39,772	–
EM Power		22,669	21,618	1,901	1,833	75,646	–
F Quigley		23,443	22,876	1,223	1,199	52,826	–
JV Quinlan	§	8,288	7,745	562	820	–	–
GE Stanley		485	422	114	117	–	–

There have been no changes in the above interests between 29 December 2001 and 22 February 2002 with the exception of convertible loan stock units issued to Directors who are milk suppliers of the Society or its subsidiaries in accordance with the conditions of the 2002 Revolving Share Plan of the Society.

** Or at date of appointment if later.

§ Appointed on 8 June 2001.

34 Directors' and Secretary's interests (continued)

(b) Glanbia Co-operative Society Limited (continued)

		C1 shares of €0.01***		Investment stock units of €0.1269738/€0.3809214		Redeemable unsecured loan stock units of €0.01269738	
		29/12/01	31/12/00 **	29/12/01	31/12/00 **	29/12/01	31/12/00 **
		Number of units		Number of units		Number of units	
Beneficial							
Directors							
TP Corcoran		–	–	–	3,413	–	68,817
L Herlihy		1,638,210	–	–	8,770	–	–
MJ Walsh		–	–	–	–	–	66,432
JJ Moloney	*	634,869	–	–	–	–	–
HV Corbally		63,498	–	–	–	–	46,195
EP Fitzpatrick		1,145,061	–	–	–	–	122,110
JA Gilsenan		1,714,146	–	1,522	1,661	–	–
		–	–	1,152	2,273	–	–
TP Heffernan		190,459	–	–	2,859	–	–
CL Hill		126,974	–	–	305	–	–
GJ Meagher	*	380,921	–	–	–	–	–
JJ Miller		53,330	–	–	–	–	139,300
WG Murphy	*	380,922	–	–	–	–	–
M Parsons		1,269,738	–	–	–	–	68,324
EM Power		634,869	–	–	3,137	–	–
F Quigley		634,869	–	–	2,427	–	–
JV Quinlan	§	558,686	–	–	–	–	–
Secretary							
S Talbot		634,870	–	–	–	–	–

There have been no changes in the above interests between 29 December 2001 and 22 February 2002.

Investment stock units are of €0.1269738 denomination other than the 1,152 units (2000: 2,273 units) held by JA Gilsenan.

* Executive Director

** Or at date of appointment if later

*** Issued in March 2002

§ Appointed on 8 June 2001

35 Details of the Company's interest in its principal subsidiary and associated undertakings are as follows:

(a) Subsidiaries	Principal activities	Group interest %	Address of registered office
D Walsh & Sons Limited	Grain and Fertilizers	60	(1)
Glanbia Consumer Foods Limited	Dairy Products	100	(2)
Glanbia Estates Limited	Property and Land Dealing	100	(2)
Glanbia Farms Limited	Operation of Pig Rearing Facilities	100	(2)
Glanbia Feeds Limited	Manufacture of Animal Feed Products	100	(2)
Glanbia Finance (Ireland) Limited	Financing	100	(2)
Glanbia Financial Services	Financing	100	(2)
Glanbia Foods Society Limited	Dairying, Liquid Milk and General Trading	100	(2)
Glanbia Fresh Pork Limited	Pork and Bacon Products	100	(2)
Glanbia Ingredients (Ballyragget) Limited	Milk Products	100	(2)
Glanbia Ingredients (Virginia) Limited	Milk Products	100	(2)
Glanbia Investments (Ireland) Limited	Investment Holding	100	(2)
Glassonby	Investment Holding	100	(2)
Grassland Fertilizers (Kilkenny) Limited	Fertilizers	58.66	(3)
Waterford Foods plc	Holding Company	100	(2)
Glanbia (UK) Limited	Holding Company	100	(4)
Glanbia Consumer Meats Limited	Cooked Meats	100	(4)
Glanbia Feedstuffs Limited	Supply of Animal Feeds	100	(4)
Glanbia Foods (NI) Limited	Consumer Foods Products	100	(5)
Glanbia Foods Limited	Manufacture and supply of Cheese, Butter and Dairy Products	100	(6)
Glanbia Holdings Limited	Holding Company	100	(4)
Glanbia Fresh Meats (UK) Limited	Fresh Meats	100	(4)
Glanbia Investments (UK) Limited	Investment Holding	100	(4)
Glanbia Inc.	Holding Company	100	(7)
Glanbia Foods Inc.	Milk Products	100	(8)
Glanbia Foods B.V.	Holding Company	100	(9)

35 Details of the Company's interest in its principal subsidiary and associated undertakings are as follows (continued):

(b)

Associated undertakings/joint ventures	Date to which results included	Principal activities	Group interest %	Address of registered office
Glanbia Cheese Limited	29 December 2001	Cheese Products	51	(4)
Co-operative Animal Health Limited	31 December 2000	Agro Chemicals	50	(10)
South Eastern Cattle Breeding Society Limited	31 December 2000	Cattle Breeding	57	(11)
Malting Company of Ireland Limited	31 October 2001	Malting	33.33	(12)
South East Port Services Limited	29 December 2001	Port Services	49	(3)

Address of registered office of subsidiary and associated undertakings are as follows:

(1) 20 Patrick Street, Kilkenny, Ireland.

(2) Glanbia House, Kilkenny, Ireland.

(3) Palmerstown, Kilkenny, Ireland.

(4) 2 Albert Road, Tamworth, Staffordshire, England.

(5) Unit 4, Carn Industrial Estate, Portadown, Co Armagh, Northern Ireland.

(6) Maes y Clawdd, Maesbury Road, Oswestry, Shropshire, England.

(7) Suite 780, Wilmington Trust Centre, 1100 North Market Street, Wilmington, Delaware, USA.

(8) Richfield, Lincoln County, Idaho, 83349 USA.

(9) Krijtenbogtstraat 2A, 5066 BJ, Moergestel, The Netherlands.

(10) Tullow, Co Carlow, Ireland.

(11) Dovea, Thurles, Co Tipperary, Ireland.

(12) The Maltings, Ballincollig, Co Cork, Ireland.

Associated companies are treated as such where the Group has significant but not dominant influence over operating and financial policies.

36 Borrowings and financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Financial Review on pages 17 and 18.

For the purposes of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13. The disclosures therefore focus on those financial instruments which play a significant medium term role in the financial risk profile of the Group.

(a) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors and accruals as at 29 December 2001 was as follows:

	Debt €'000	Finance leases €'000	Net borrowings €'000	Deferred liabilities €'000	Non-equity minority interest €'000	Total €'000
In less than one year or on demand	–	1,006	1,006	677	–	**1,683**
Between one and two years	–	1,076	1,076	–	–	**1,076**
Between two and five years	362,422	1,392	363,814	–	110,579	**474,393**
In more than five years	–	159	159	–	37,198	**37,357**
	362,422	3,633	366,055	677	147,777	**514,509**
Less cash balances	(123,396)	–	(123,396)	–	–	**(123,396)**
At 29 December 2001	239,026	3,633	242,659	677	147,777	**391,113**
At 30 December 2000	289,319	4,639	293,958	24,125	141,064	**459,147**

Debt includes Stg£65m (€106.66m) of senior notes issued by way of private placement to institutional investors, of which Stg£30m are repayable in January 2004 and Stg£35m are repayable in March 2006.

(b) Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 29 December 2001 in respect of which all conditions precedent had been met at that date are as follows:

	2001 €'000	2000 €'000
In less than one year or on demand	**5,701**	33,775
Between one and two years	**29,201**	146,147
Between two and five years	**100,228**	–
	135,130	179,922

36 Borrowings and financial instruments (continued)

(c) Interest rate risk profile of financial liabilities

	2001 Floating rate financial liabilities €'000	2001 Fixed rate financial liabilities €'000	2001 Total €'000	2000 Floating rate financial liabilities €'000	2000 Fixed rate financial liabilities €'000	2000 Total €'000
Irish pounds	(33,611)	108,020	74,409	21,333	108,055	129,388
Sterling pounds	80,586	221,529	302,115	89,136	216,617	305,753
US dollar	77,752	56,600	134,352	14,983	117,959	132,942
Other	–	–	–	254	–	254
	124,727	386,149	510,876	125,706	442,631	568,337
Finance leases			3,633			4,639
			514,509			572,976

(d) Fixed rate financial liabilities

	Weighted average interest rate 2001 %	Weighted average interest rate 2000 %	Weighted average period rate is fixed 2001 years	Weighted average period rate is fixed 2000 years
Irish pounds	5.76	5.68	2.45	3.45
Sterling pounds	6.69	6.69	3.28	4.28
US dollar	6.72	7.86	4.24	5.39
	6.43	6.76	3.19	4.37

Fixed rate financial liabilities include US$100m (maturing November 2006) and €38.2m (maturing July 2007) non-equity minority interest.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight up to six months by reference to inter-bank interest rates (EURIBOR, £LIBOR, $LIBOR). The figures shown in the table above also take into account various interest rates and currency swaps used to manage the interest rate and currency profile of financial liabilities.

(e) Currency exposures

As explained on page 18 of the Financial Review, the Group's currency exposures arising from its investment overseas (its structural currency exposures) are mitigated to a reasonable extent. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Transactional (non-structural) exposures comprise monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations.

At 29 December 2001, taking into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage these exposures, the Group had no material currency exposures.

36 Borrowings and financial instruments (continued)

(f) Fair value of financial assets and financial liabilities

Set out below is a comparison by category of the net carrying amounts and estimated fair values of all the Group's financial assets and financial liabilities as at 29 December 2001.

Negative figures in the table below represent financial assets.

	Net carrying amount		Estimated fair value	
	2001 €'000	2000 €'000	**2001 €'000**	2000 €'000
Primary financial instruments held or issued to finance the Group's operations:				
Non-equity shares	**147,777**	141,064	**156,705**	145,893
Long term fixed rate borrowings	**106,662**	104,245	**108,858**	103,611
Deferred liabilities	**677**	24,125	**677**	24,125
Short term and current portion of long term borrowings	**259,393**	303,542	**259,393**	303,542
Cash balances/financial assets	**(123,396)**	(113,829)	**(123,396)**	(113,829)
	391,113	459,147	**402,237**	463,342
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	**–**	–	**(667)**	(3,936)
Forward foreign currency contracts	**–**	–	**(779)**	(1,397)
	–	–	**(1,446)**	(5,333)

Market rates have been used to determine the fair value of all swaps and forward foreign currency contracts. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing year end interest rates.

Due to seasonal aspects of the business, cash balances at year end are typically higher than on average throughout the year.

36 Borrowings and financial instruments (continued)

(g) Hedges

The Group's policy is to hedge the following exposures:

Interest rate risk – using interest rate swaps, currency swaps and interest rate options.

Structural and transactional currency exposures and currency exposures on future committed sales – using currency swaps, forward currency contracts and currency options.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges.

	Gains €'000	Losses €'000	Net €'000
Unrecognised gains and losses:			
On hedges at 31 December 2000	5,333	–	5,333
Arising in previous year and recognised in 2001	(5,333)	–	(5,333)
Arising in previous year and not recognised in 2001	–	–	–
Arising in 2001 and not recognised in 2001	1,446	–	1,446
On hedges at 29 December 2001	1,446	–	1,446
Of which:			
Expected to be recognised in 2002	1,624	–	1,624
Expected to be recognised in 2003 or later	(178)	–	(178)
Deferred gains and losses:			
On hedges at 31 December 2000	–	(3,515)	(3,515)
Arising in previous year and recognised in 2001	–	519	519
Arising in previous year and not recognised in 2001	–	(2,996)	(2,996)
Arising in 2001 and not recognised in 2001	–	–	–
On hedges at 29 December 2001	–	(2,996)	(2,996)
Of which:			
Expected to be recognised in 2002	–	(519)	(519)
Expected to be recognised in 2003 or later	–	(2,477)	(2,477)

37 Post balance sheet event

Since the year end the UK Consumer Meats division has been encountering difficult market conditions and will experience substantial volume losses effective from mid year. This development will potentially have a significant impact unless replaced by other volumes. Accordingly a major strategic review of this business is being undertaken. The financial effect of any restructuring that may be implemented following this review will be reflected in the 2002 financial statements.

38 Approval of the financial statements

The Directors approved the financial statements on 5 March 2002.

Five year Financial Summary

Profit and loss accounts	2001 €million	2000 € million	1999 € million	1998 € million	1997 € million
Turnover	**2625.4**	2401.7	2503.9	2922.1	3008.7
Operating profit	**91.7**	81.8	92.1	140.3	117.9
Interest (net)	**(26.6)**	(28.9)	(34.1)	(44.7)	(41.7)
Share of operating profit of joint ventures and associated companies	**1.6**	0.8	0.5	0.1	–
Profit/(loss) on sale of operations	**(2.1)**	23.1	(84.2)	(30.1)	–
Reorganisation and merger costs	**–**	(2.8)	(9.1)	(12.1)	(225.7)
Profit on sale of fixed assets	**(3.5)**	5.5	–	–	–
Profit before taxation	**61.1**	79.5	(34.8)	53.5	(149.5)
Taxation	**(7.4)**	(5.5)	(8.9)	(10.9)	11.5
Minority interests	**(13.6)**	(14.5)	(13.6)	(13.1)	(13.5)
Attributable earnings	**40.1**	59.5	(57.3)	29.5	(151.5)
Dividends	**(13.2)**	(12.6)	(20.8)	(19.8)	(18.1)
Profit retained	**26.9**	46.9	(78.1)	9.7	(169.6)

Key financial ratios		2001	2000	1999	1998	1997
Operating Profit/turnover	**%**	**3.5**	3.4	3.7	4.8	3.9
Profit before tax/turnover	**%**	**2.3**	3.3	(1.4)	1.8	(5.0)
Earnings per share	**c**	**13.71**	20.35	(19.58)	10.16	(51.98)
Fully diluted earnings per share	**c**	**13.71**	20.35	(19.58)	10.12	(51.74)
Adjusted earnings per share	**c**	**15.85**	11.55	11.43	23.49	18.09
Borrowings/capital employed**	**%**	**75.2**	101.5	138.0	211.0	282.3
Current assets/current liabilities	**times**	**1.5**	1.4	1.5	1.5	1.4
Quick assets*/current liabilities	**times**	**0.9**	1.0	1.0	1.0	0.9

* Current assets less stocks

** Excluding capital grants

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glanbia

Glanbia plc, Glanbia House, Kilkenny, Ireland
tel +353 56 72200 fax +353 56 72222
www.glanbia.com